                                                Filed pursuant to Rule 424(b)(5)
                                                Registration No. 333-12211

PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED MAY 12, 1997)
                               7,000,000 SHARES

                                     LOGO
                               DEPOSITARY SHARES
       EACH REPRESENTING 1/10 OF AN 8.60% SERIES D CUMULATIVE REDEEMABLE
      PREFERRED SHARE OF BENEFICIAL INTEREST (PAR VALUE $0.01 PER SHARE)
      (LIQUIDATION PREFERENCE EQUIVALENT TO $25.00 PER DEPOSITARY SHARE)

                                ---------------

  Each of the 7,000,000 Depositary Shares (the "Depositary Shares") offered hereby (the "Offering") represents a 1/10 fractional interest in an 8.60% Series D Cumulative Redeemable Preferred Share of Beneficial Interest, par value $0.01 per share (a "Series D Preferred Share"), of Equity Residential Properties Trust (the "Company"), a Maryland real estate investment trust ("REIT"), deposited with The First National Bank of Boston, as Depositary, and entitles the holder to all proportional rights and preferences of the Series D Preferred Shares (including distribution, voting, redemption and liquidation rights and preferences). The liquidation preference of each Series D Preferred Share is $250.00 (equivalent to $25.00 per Depositary Share). See "Description of Series D Preferred Shares and Depositary Shares."
  Distributions on the Series D Preferred Shares represented by the Depositary Shares offered hereby will be cumulative from the date of original issue and will be payable quarterly on or about the fifteenth day of January, April,
July and October of each year, commencing on July 15, 1997, at the rate of 8.60% of the liquidation preference per annum (equivalent to $2.15 per annum per Depositary Share). See "Description of Series D Preferred Shares and Depositary Shares--Distributions."
  The Series D Preferred Shares and the Depositary Shares representing such Series D Preferred Shares are not redeemable prior to July 15, 2007. On and after July 15, 2007, the Series D Preferred Shares may be redeemed at the option of the Company, in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per Depositary Share), plus accrued and unpaid distributions, if any, thereon. The redemption price of the Series D Preferred Shares (other than any portion thereof consisting of accrued and unpaid distributions) shall be paid solely from the sale proceeds of other capital shares of beneficial interest of the Company, which may include other classes or series of preferred shares of beneficial interest, and from no other source. The Series D Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except pursuant to the ownership restrictions referred to below) and will not be convertible into any other securities of the Company. However, the Company may redeem Series D Preferred Shares in certain circumstances relating to maintenance of its ability to qualify as a REIT for federal income tax purposes. See "Description of Series D Preferred Shares and Depositary Shares--Redemption."
  Application has been made to list the Depositary Shares on the New York
Stock Exchange ("NYSE"), subject to official notice of issuance, under the symbol "EQR Pr D." Trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Depositary Shares. While the Underwriters have advised the Company that they intend to make a market in the Depositary Shares prior to commencement of trading on the NYSE, they are under no obligation to do so and no assurance can be given that a market for the Depositary Shares will exist prior to commencement of trading. See "Underwriting."
  In order to maintain the Company's qualification as a REIT for federal income tax purposes, ownership by any person of more than 5% in value of the Company's outstanding shares of beneficial interest is restricted in the Company's Declaration of Trust. The Depositary Shares would be taken into account in determining whether a holder of the Company's shares of beneficial interest violated the ownership limitations.
  SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE DEPOSITARY SHARES.
                                ---------------
THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOT  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A
   CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       PRICE TO     UNDERWRITING   PROCEEDS TO
                                      PUBLIC(1)     DISCOUNT(2)     COMPANY(3)
-------------------------------------------------------------------------------
Per Depositary Share...............     $25.00         $.7875        $24.2125
-------------------------------------------------------------------------------
Total(4)...........................  $175,000,000    $5,512,500    $169,487,500
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Plus accrued distributions, if any, from the date of original issue.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $100,000.
(4) The Company has granted to the several Underwriters an option for 30 days to purchase up to an additional 1,050,000 Depositary Shares, solely to cover over-allotments, if any. If all of such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $201,250,000, $6,339,375 and $194,910,625, respectively. See
    "Underwriting."
  The Depositary Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Depositary Receipts evidencing the Depositary Shares will be made in New York, New York on or about May 21, 1997.
                                ---------------
MERRILL LYNCH & CO.                                           SMITH BARNEY INC.
                   PAINEWEBBER INCORPORATED
                                           PRUDENTIAL SECURITIES INCORPORATED
                                ---------------
            The date of this Prospectus Supplement is May 16, 1997.

                                     [MAP]














     Certain persons participating in this Offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Depositary Shares representing a 1/10 fractional interest in the Company's 8.60% Series D Cumulative Redeemable Preferred Shares of Beneficial Interest (the "Series D Preferred Shares"), including exercising the overallotment option, entering stabilizing bids, effecting syndicate covering transactions, and imposing penalty bids. For a description of these activities, see "Underwriting."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference therein, including those set forth in "The Offering," "Recent Developments," and "Use of Proceeds" in this Prospectus Supplement and in "Risk Factors" and "Use of Proceeds" in the accompanying Prospectus, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forwarding-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, affect demand for multifamily properties, availability and credit worthiness of prospective tenants, lease rents and the availability of financing, adverse changes in the real estate markets including, among other things, competition with other companies, risks of real estate acquisition, governmental actions and initiatives, and environmental/safety requirements. See "Risk Factors" in the accompanying Prospectus.

     The following information contained in this Prospectus Supplement is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus Supplement or the accompanying Prospectus or incorporated therein by reference. Unless otherwise specified, (i) the term "Company" includes Equity Residential Properties Trust and those entities owned or controlled by it (collectively, the "Subsidiaries"), and (ii) information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY
General

     Equity Residential Properties Trust, one of the largest publicly traded real estate investment trusts ("REITs") (based on the aggregate market value of its outstanding equity capitalization), is a self-administered and self-managed equity REIT. The Company was organized in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "IPO"). The Company was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. The Company's senior executives average over 23 years of experience in the multifamily property business.

     As of May 12, 1997, the Company owned or had interests in a portfolio of 259 multifamily properties (individually a "Property" and collectively the "Properties") containing 77,567 apartment units and managed 11,848 additional apartment units owned by affiliated entities. Since the Company's IPO, at which time the Company owned 69 Properties, the Company has acquired, directly or indirectly, interests in an additional 202 Properties containing 59,741 units for a total purchase price of approximately $2.9 billion, including the assumption of approximately $640.6 million of mortgage indebtedness. Since the IPO, the Company has disposed of 12 of its properties containing 3,899 units for a total sales price of approximately $98.1 million and the release of mortgage indebtedness in the amount of approximately $20.5 million. The Company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 of the Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. As of May 12, 1997, the Properties had an average occupancy rate of approximately 94%. The Properties are located throughout the United States in the following 31 states:
Arizona, Arkansas, California, Colorado, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Michigan, Minnesota, Missouri, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, Ohio, Oklahoma, Oregon, South Carolina, Tennessee, Texas, Virginia, Washington and Wisconsin.

     The Company is the largest publicly traded REIT owner of multifamily properties (based on the number of apartment units owned and total revenues earned). All of the Company's interests in the Properties are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, ERP Operating Limited Partnership (the "Operating Partnership"). The Operating Partnership currently has four classes of limited partnership interests outstanding: (i) partnership interests ("OP Units"), which may be exchanged by the holders thereof for either common shares of beneficial interest of the Company, $0.01 par value per share ("Common Shares"), on a one-for-one basis or, at the Company's option, cash; (ii) 9 3/8% Cumulative Redeemable Preference Units ("9 3/8% Preference Units"); (iii) 9 1/8% Cumulative Redeemable Preference Units ("9 1/8% Series B Preference Units"); and
(iv) 9 1/8% Series C Cumulative Redeemable Preference Units ("9 1/8% Series C Preference Units"). The 9 3/8% Preference Units, the 9 1/8% Series B Preference Units, and the 9 1/8% Series C Preference Units are owned by the Company and mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidating preference amount of the Company's
9 3/8% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series A Preferred Shares"), the Company's 9 1/8% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series B Preferred Shares"), and the Company's 9 1/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 per value per share (the "Series C Preferred Shares"), respectively. Following the Offering, the Operating Partnership will have an additional class of limited partnership interests outstanding, the 8.60% Series D Cumulative Redeemable Preference Units (the 8.60% Series D Preference Units"), which will be owned by the Company and will mirror the payments of distributions and the liquidating preference amount of the Series D Preferred Shares represented by the Depositary Shares offered hereby. The Company controls the Operating Partnership as the sole general partner and, as of May 12, 1997, owned approximately 88% of all of the Operating Partnership's outstanding partnership interests, excluding the 9 3/8% Preference Units, the 9 1/8% Series B Preference Units and the 9 1/8% Series C Preference Units. It is the Company's policy that Equity Residential Properties Trust shall not incur indebtedness other than short-term trade, employee compensation, dividends payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness shall instead be incurred by the Operating Partnership to the extent necessary to fund the business activities conducted by the Operating Partnership and its subsidiaries.

     The Company's corporate headquarters and executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300. In addition, the Company has regional operations centers in Chicago, Illinois; Dallas, Texas; Denver, Colorado; Seattle, Washington; Tampa, Florida and Bethesda, Maryland; and area offices in Atlanta, Georgia; Las Vegas, Nevada; Phoenix, Arizona; Portland, Oregon; Houston and San Antonio, Texas; Irvine, California; Ypsilanti, Michigan; Raleigh, North Carolina; Ft. Lauderdale, Florida; Kansas City, Kansas; and Nashville, Tennessee.

                                  THE OFFERING

Securities Offered......7,000,000 Depositary Shares each representing a 1/10 fractional interest in a Series D Preferred Share.

Distributions...........Distributions on the Series D Preferred Shares
                        represented by the Depositary Shares offered hereby are cumulative from the date of issue and are payable quarterly on or about the fifteenth day of January, April, July and October of each year, commencing on July 15, 1997, at the rate of 8.60% of the liquidation preference per annum (equivalent to $2.15 per annum per Depositary Share). Distributions on the Series D Preferred Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are declared. If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended (the "Code")) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Series D Preferred Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Series D Preferred Shares for the year and the denominator of which shall be the Total Dividends. See "Description of Series D Preferred Shares and Depositary Shares--Distributions."

Ranking.................The Series D Preferred Shares will rank equal to the
                        Company's Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares and senior to the Common Shares with respect to the payment of distributions and amounts upon liquidation, dissolution or winding up. See "Description of Series D Preferred Shares and Depositary Shares--Ranking" herein and "Description of Shares of Beneficial Interest-- Common Shares" included in the accompanying Prospectus.

Liquidation Preference..The Series D Preferred Shares will have a liquidation preference of $250.00 per Series D Preferred Share (equivalent to $25.00 per Depositary Share), plus an amount equal to accrued and unpaid distributions. See "Description of Series D Preferred Shares--Liquidation Rights."

Redemption..............Except in certain circumstances relating to the
                        Company's maintenance of its ability to qualify as a REIT, the Series D Preferred Shares are not redeemable prior to July 15, 2007. See "Description of Shares of Beneficial Interest--Restrictions on Transfer" in the accompanying Prospectus. On and after July 15, 2007, the Series D Preferred Shares will be redeemable for cash at the option of the Company, in whole or in part, at $250.00 per share (equivalent to $25.00 per Depositary Share), plus distributions accrued and unpaid to the redemption date. The redemption price (other than the portion thereof consisting of accrued and unpaid distributions) is payable solely out of the sale proceeds of other capital shares of beneficial interest of the Company, which may include other classes or series of preferred shares of beneficial interest, and from no other source. See "Description of Series D Preferred Shares and Depositary Shares--Redemption."

Voting Rights...........If distributions on the Series D Preferred Shares are in arrears for six or more quarterly periods, holders of the Depositary Shares representing the Series D Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees to serve on the Board of Trustees of the Company until all distribution arrearages are eliminated. See "Description of Shares of Beneficial Interest--Preferred Shares--Voting Rights" in the accompanying Prospectus.

Conversion..............The Series D Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company, except into Excess Shares (as defined below) in connection with maintaining the Company's ability to qualify as a REIT.

NYSE Listing............Application has been made to list the Depositary Shares representing the Series D Preferred Shares on the NYSE, subject to official notice of issuance, under the symbol "EQR Pr D", with trading expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

Use of Proceeds.........The net proceeds from the Offering will be used primarily to acquire additional multifamily properties and to repay indebtedness. Any remaining proceeds will be used for general working capital purposes. See "Use of Proceeds."

Risk Factors............See "Risk Factors" in the accompanying Prospectus for a discussion of certain risks applicable to an investment in the Depositary Shares.

                              RECENT DEVELOPMENTS

Wellsford Merger

     On January 16, 1997, the Company entered into an Agreement and Plan of Merger regarding the acquisition of the multifamily property business of Wellsford Residential Property Trust, a Maryland real estate investment trust ("Wellsford"), through the tax free merger of the Company and Wellsford (the "Merger"). The transaction is valued at approximately $1 billion and includes 72 multifamily properties containing 19,004 units. In the Merger, each outstanding common share of beneficial interest of Wellsford will be converted into .625 of a common share of the surviving company. The Merger is subject to approval of the common shareholders of the Company and Wellsford at special meetings of such shareholders called for May 28, 1997. The completion of the Merger is also conditioned upon certain other closing conditions. There is no assurance that the Merger will be consummated.

Acquisitions

     Since January 1, 1997 and through May 12, 1997, the Company has acquired 16 Properties containing an aggregate of 4,795 units at a total purchase price of approximately $262 million (including the assumption of mortgage indebtedness of approximately $86.4 million). The Company purchased four of such Properties for an aggregate purchase price of approximately $60.7 million (including the assumption of mortgage indebtedness of approximately $25.5 million) from affiliates of the Company, Zell/Merrill Lynch Real Estate Opportunity Partners Limited Partnership ("Zell/Merrill I") and subsidiaries of Zell/Merrill Lynch Real Estate Opportunity Partners Limited Partnership II ("Zell/Merrill II"). The Company funded the cash portion of these acquisitions primarily from its working capital.

     In addition, in April 1997, the Company made an $88 million investment in six mortgage loans collateralized by five Properties. This investment was funded from the Company's $250 million unsecured line of credit (the "Line of Credit") which it pays down from time to time with the proceeds of equity or debt offerings by the Company or the Operating Partnership, respectively. See "Securities Issuances" below.

Probable Acquisitions

     The Company has entered into a letter of intent with Zell/Merrill I to purchase an additional eight multifamily properties (the "Properties Under Contract") containing 2,301 units which are located in Arizona, Colorado, Tennessee and Texas. The total combined purchase price for the Properties Under Contract is approximately $101.7 million, which includes the assumption of approximately $82.2 million of mortgage indebtedness. There can be no assurance that these eight Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated. The Company anticipates that the acquisition of the Properties Under Contract will be funded with the proceeds of the Offering, its working capital and/or its Line of Credit. The Company believes that the Properties Under Contract can be integrated into its system of Regional Operations Centers and area offices without any significant corresponding increase in the costs of operations of such offices.

Pending Acquisitions

     Additional Properties Under Contract

     The Company has entered into contracts with various unaffiliated sellers to acquire five additional properties under contract (the "Additional Properties Under Contract") for a total combined purchase price of approximately $78.9 million which includes the assumption of approximately $9.3 million of mortgage indebtedness. These Additional Properties Under Contract contain 1,595 units and are located in Arizona, Florida, Maine, North Carolina and Virginia. The contracts for the Additional Properties Under Contract contain due diligence contingency provisions that allow the Company to conduct extensive investigation procedures of such properties and give the Company the option to terminate such contracts with a full refund of earnest money if the Company becomes dissatisfied with the Additional Properties Under Contract in any way, in its sole discretion, during such review period. The purchase price for the Additional Properties Under Contract is expected to be funded primarily with the net proceeds of the Offering or from the Company's Line of Credit. There can be no assurance that the Additional Properties Under Contract will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

     Properties Under Negotiation

     The Company is also negotiating with various sellers for the acquisition of 13 additional multifamily properties (the "Properties Under Negotiation") containing 4,591 units for a purchase price of approximately $241.5 million, which includes the assumption of approximately $59.3 million of mortgage indebtedness. With respect to the Properties Under Negotiation, the Company is negotiating the significant terms of the purchase contracts for such properties. The Company anticipates that, if and when entered into, the purchase contracts for the Properties Under Negotiation will contain due diligence contingency provisions that will allow the Company to conduct extensive investigations of such properties and will give the Company flexibility to terminate such contracts with a full refund of earnest money if the Company becomes dissatisfied with the Properties Under Negotiation in any way, in its sole discretion, during such review period. If the Company acquires the Properties Under Negotiation, it is expected that the terms and conditions of such acquisitions will be similar to other acquisitions of Properties made by the Company. The purchase price for the Properties Under Negotiation is expected to be funded primarily with the net proceeds of the Offering or from the Company's Line of Credit. In addition, the Company or the Operating Partnership may consider issuing additional equity or debt securities to finance some or all of such potential acquisitions. There can be no assurance, however, that the Properties Under Negotiation will be acquired or, if acquired, that the terms of such acquisitions will not change from the terms presently contemplated.

Dispositions

     Since January 1, 1997, the Company has disposed of its interests in one property containing 200 units for an aggregate sales price of approximately $4.8 million. The proceeds of this transaction will be used for the acquisition of an additional property.

Securities Issuances

     Since January 1, 1997, the Company has raised an aggregate of approximately $88.4 million pursuant to three separate public offerings of its Common Shares.


                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Depositary Shares offered hereby are estimated at $169,387,500 ($194,810,625 if the Underwriters' over-allotment option is exercised in full). The Company will contribute or otherwise transfer the net proceeds of the sale of the Depositary Shares to the Operating Partnership in exchange for 8.60% Series D Preference Units, the economic terms of which will be substantially identical to the 8.60% Series D Preferred Shares. The Operating Partnership will be required to make all required distributions on the 8.60% Series D Preference Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount on the 8.60% Series D Preferred Shares) prior to any distribution of cash or assets to the holders of the OP Units. See "Description of Shares of Beneficial Interest--Preferred Shares--Distributions" in the accompanying Prospectus. The Operating Partnership presently intends to use the net proceeds to acquire additional multifamily properties and to repay amounts outstanding under the Line of Credit. Any remaining proceeds will be used for general working capital purposes.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1997, as adjusted to give effect to the issuance of 700,000 Series D Preferred Shares that are represented by the Depositary Shares offered hereby and the application of the net proceeds thereof. The table should be read in conjunction with the Company's consolidated financial statements incorporated herein by reference.

                                                      March 31, 1997
                                               ----------------------------

                                               Historical       As Adjusted
                                               ----------       -----------
                                                      (In thousands)
Debt:
       Line of Credit........................    $       --(1) $       --(1)
       Mortgage Loans........................       795,723       795,723
       81/2% Notes due 1999..................       124,631       124,631
       Floating Rate Notes due 1997..........       100,000       100,000
       7.95% Notes due 2002..................       124,287       124,287
       7.57% Notes due 2026..................       150,000       150,000
                                                 ----------    ----------
           Total debt........................     1,294,641     1,294,641
                                                 ----------    ----------
Minority Interests...........................       144,264       144,264
                                                 ----------    ----------

Shareholders' equity:
  Preferred Shares of Beneficial Interest,
    $.01 par value; 10,000,000 shares authorized:
    9 3/8% Series A Cumulative
    Redeemable Preferred
    Shares of Beneficial Interest,
    liquidation preference
    $25 per share, 6,120,000 shares
    issued and
    outstanding..............................       153,000       153,000
    9 1/8% Series B Cumulative
    Redeemable Preferred
    Shares of Beneficial Interest,
    liquidation preference
    $250 per share, 500,000 shares issued and
    outstanding..............................       125,000       125,000
    9 1/8% Series C Cumulative Redeemable
    Preferred Shares of Beneficial Interest,
    liquidation preference
    $250 per share, 460,000 shares
    issued and outstanding...................       115,000       115,000
    8.60% Series D Cumulative Redeemable
    Preferred Shares of Beneficial Interest,
    liquidation preference
    $250 per share, no shares issued and
    outstanding
    (700,000 as adjusted)....................            --       175,000
   Common Shares of Beneficial Interest,
    $.01 par value:
    100,000,000 shares authorized,
    53,712,826
    shares issued and outstanding............           537           537
   Additional paid-in capital................     1,243,736     1,243,736
   Notes receivable from employees...........        (5,229)       (5,229)
   Distributions in excess of                       (86,307)      (86,307)
   accumulated earnings......................    ----------    ----------

          Total shareholders' equity.........     1,545,737     1,720,737
                                                 ----------    ----------

                  Total capitalization.......    $2,984,642    $3,159,642
                                                 ==========    ==========

_____________________

(1)  At May 12, 1997, $100 million was outstanding under the Line of Credit.

                 SELECTED FINANCIAL AND OPERATING INFORMATION


     The following table sets forth selected financial and operating information on an historical basis for the Company. The following information should be read in conjunction with all of the financial statements and notes thereto included in the Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and the Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A, which documents are incorporated by reference into the accompanying Prospectus. In the opinion of management, the operating data for the periods presented includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein.

                                                EQUITY RESIDENTIAL PROPERTIES TRUST
                                     CONSOLIDATED AND COMBINED HISTORICAL FINANCIAL INFORMATION
                                            (Amounts in thousands except per share data)

                                                                            Three Months Ended
                                                                                March 31,                Year Ended December 31,
                                                                           --------------------      -------------------------------
                                                                             1997        1996          1996       1995        1994
                                                                           --------    --------      --------   --------    --------
OPERATING DATA:
REVENUES
  Rental income                                                            $134,235    $101,443      $454,412   $373,919    $220,727
  Fee and asset management                                                    1,578       1,545         6,749      7,030       4,739
  Interest income-investment in mortgage notes                                3,683       2,710        12,819      4,862          --
  Interest and other income                                                   1,891         623         4,405      4,573       5,568
                                                                           --------    --------      --------   --------    --------
    Total revenues                                                          141,387     106,321       478,385    390,384     231,034
                                                                           --------    --------      --------   --------    --------

EXPENSES
  Property and maintenance                                                   32,334      28,530       127,172    112,186      66,534
  Real estate taxes and insurance                                            13,911      10,279        44,128     37,002      23,028
  Property management                                                         5,671       4,435        17,512     15,213      10,249
  Property management - non-recurring                                            --          --            --         --         879
  Fee and asset management                                                      967       1,106         3,837      3,887       2,056
  Depreciation                                                               28,877      20,616        93,253     72,410      37,273
  Interest:
    Expense incurred                                                         23,293      18,241        81,351     78,375      37,044
    Amortization of deferred financing costs                                    603         944         4,242      3,444       1,930
  Refinancing costs                                                              --          --            --         --          --
  General and administrative                                                  2,975       2,215         9,857      8,129       6,053
                                                                           --------    --------      --------   --------    --------
    Total expenses                                                          108,631      86,366       381,352    330,646     185,046
                                                                           --------    --------      --------   --------    --------
Income before gain on disposition of properties, extraordinary items
  and allocation to Minority Interests                                       32,756      19,955        97,033     59,738      45,988
Gain on disposition of properties                                             3,632       1,340        22,402     21,617          --
                                                                           --------    --------      --------   --------    --------
Income before extraordinary items and allocation to Minority Interests       36,388      21,295       119,435     81,355      45,988
Extraordinary Items:
Write-off of unamortized costs on refinanced debt                                --          --        (3,512)        --          --
Gain on early extinguishment of debt                                             --          --            --      2,000          --
Gain on discharge of indebtedness                                                --          --            --         --          --
                                                                           --------    --------      --------   --------    --------
Income before allocation to Minority Interests                               36,388      21,295       115,923     83,355      45,988
Income allocated to Minority Interests                                        3,426       2,901        14,299     15,636      11,570
                                                                           --------    --------      --------   --------    --------
Net income                                                                   32,962      18,394       101,624     67,719      34,418
Preferred distributions                                                       9,061       6,437        29,015     10,109          --
                                                                           --------    --------      --------   --------    --------
Net income available for Common Shares                                     $ 23,901    $ 11,957      $ 72,609   $ 57,610    $ 34,418
                                                                           ========    ========      ========   ========    ========
Net income per weighted average Common Share outstanding                   $   0.46    $   0.32      $   1.70   $   1.68    $   1.34
Weighted average Common Shares outstanding                                   51,791      37,877        42,586     34,358      25,621

BALANCE SHEET DATA
 (at end of period):
 Real estate, before accumulated
  depreciation                       $3,201,581       $2,305,972      $2,983,510      $2,188,939      $1,963,476
 Real estate, after accumulated
  depreciation                       $2,873,260       $2,070,761      $2,681,998      $1,970,600      $1,770,735
 Total assets                        $3,113,235       $2,217,506      $2,986,127      $2,141,260      $1,847,685
 Total debt                          $1,294,641       $  964,037      $1,254,274      $1,002,219      $  994,746
 Minority Interests                  $  144,264       $  151,702      $  150,637      $  168,963      $  177,438
 Shareholders' Equity                $1,545,737       $1,006,787      $1,458,830      $  884,517      $  609,936

                            BUSINESS AND PROPERTIES

     The Company is a self-administered and self-managed equity REIT established to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the multifamily property business since 1969. The Company is a fully integrated real estate concern that acquires, improves, operates and manages its Properties. The Company has benefited, and expects to benefit, from the following elements:

Diversified Portfolio

     As of May 12, 1997, the Company owned or had interests in a portfolio of 259 Properties containing 77,567 apartment units located in 31 states. As of such date, the Company's portfolio was the largest multifamily property portfolio controlled by a publicly traded REIT (based on the number of apartment units owned and total revenues earned). The Company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties. No single Property represents more than 1.83% of total apartment units. The distribution of the Properties throughout the United States reflects the Company's belief that geographic diversification helps insulate the portfolio from regional and local economic influences. At the same time, the Company has sought to create clusters of Properties within each of its primary markets to achieve economies of scale in management and operation. The Company has established Regional Operations Centers in Chicago, Illinois; Tampa, Florida; Dallas, Texas; Denver, Colorado; Seattle, Washington; and Bethesda, Maryland; and area offices in Atlanta, Georgia; Las Vegas, Nevada; Phoenix, Arizona; Portland, Oregon; Houston and San Antonio, Texas; Irvine, California; Ypsilanti, Michigan; Raleigh, North Carolina; Ft. Lauderdale, Florida; Kansas City, Kansas; and Nashville, Tennessee.

Experienced Management

     The Company's senior executives average over 23 years of experience in the multifamily property business. The Company has a fully integrated management team: an Acquisitions Department that is dedicated exclusively to the property acquisition function and is in constant contact with principals and brokers nationwide; an Asset Management Department that establishes strategic plans with respect to the portfolio including the development and implementation of long-term business plans, asset financings, property repositionings, expansions, and property disposition decisions; a Property Management Department that aggressively manages the portfolio through significant interaction with on-site property managers at each Property; an Accounting and Finance Department that maintains the books and records of the Properties and generates timely financial reports; a Capital Markets Department that manages investor relations and capital raising; and a Legal Department that oversees all of the Company's legal affairs.

Sophisticated Management Information Systems

     The Company makes extensive use of management information systems. On-site computers at every Property are capable of compiling and forwarding to the Company's Regional Operations Centers on a daily basis numerous standardized reports including daily occupancy, lease expiration and renewals, prospective tenants and rental rate information. Quality controls are assured with the Company's practice of (i) conducting resident satisfaction surveys, (ii) surveying residents that move out of the Properties, and (iii) surveying prospective tenants who select alternative housing.

The Properties

     As of May 12, 1997, the Company owned or had interests in a portfolio of 259 Properties located in 31 states containing 77,567 apartment units with the largest having 1,420 units and the smallest having 40 units. The average number of units per Property was approximately 299. The units are typically contained in a series of two-story buildings. The Properties' average unit size is 887 square feet. As of May 12, 1997, the Properties had an average occupancy rate of approximately 94%. Tenant leases are generally year-to-year and require security deposits. The Properties typically provide residents with attractive amenities, including a clubhouse, swimming pool, laundry facilities and cable television access. Certain Properties offer additional amenities such as saunas, whirlpools, spas, sports courts and exercise rooms.

     The following chart sets forth certain information regarding the Properties on a state-by-state basis.


                              Properties By State
                              (As of May 12, 1997)

State           Number of Properties    Number of Units    % of Units in Portfolio
-----           --------------------    ---------------    -----------------------
Arizona                  17                  5,205                   6.71%
Arkansas                  4                  1,039                   1.34%
California               38                  9,714                  12.52%
Colorado                 10                  2,334                   3.01%
Florida                  29                  7,285                   9.39%
Georgia                  12                  3,238                   4.18%
Idaho                     1                    120                   0.16%
Illinois                  5                  2,682                   3.46%
Indiana                   1                    272                   0.35%
Iowa                      1                    186                   0.24%
Kansas                    5                  2,144                   2.76%
Kentucky                  5                  1,327                   1.71%
Maine                     1                    225                   0.29%
Maryland                 12                  3,753                   4.84%
Michigan                  5                  2,396                   3.09%
Minnesota                 2                    935                   1.21%
Missouri                  2                    580                   0.75%
Nevada                    8                  2,313                   2.98%
New Hampshire             1                    390                   0.50%
New Jersey                1                    704                   0.91%
New Mexico                3                    601                   0.78%
North Carolina           13                  3,430                   4.42%
Ohio                      4                  2,083                   2.69%
Oklahoma                  5                  1,140                   1.47%
Oregon                   10                  3,096                   3.99%
South Carolina            1                    211                   0.27%
Tennessee                 4                  1,133                   1.46%
Texas                    32                 11,761                  15.16%
Virginia                  7                  2,292                   2.95%
Washington               17                  4,292                   5.53%
Wisconsin                 3                    686                   0.88%
                        ---                 ------                 -------
    TOTAL               259 (1)             77,567                 100.00%
                        ===                 ======                 =======

_________________________

(1) The Company's interest in 11 of the Properties at the time of acquisition thereof consisted solely of ownership of the debt collateralized by such Properties and in 21 of the Properties consists solely of investments in partnership interests and subordinated mortgages collateralized by such Properties.

     For additional information with respect to the Properties, see the Company's Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1996 and the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1997.

         DESCRIPTION OF SERIES D PREFERRED SHARES AND DEPOSITARY SHARES

     This description of the particular terms of the Series D Preferred Shares and the Depositary Shares offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Shares and Depositary Shares set forth in the accompanying Prospectus, to which description reference is hereby made.

General

     The Company is authorized to issue up to 10,000,000 preferred shares of beneficial interest, $.01 par value per share ("preferred shares"), in one or more series, with such designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, the fixing of the distribution rights, distribution rate or rates, conversion rights, voting rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences, in each case, if any, as the Board of Trustees of the Company may determine by adoption of Articles Supplementary to the Company's Amended and Restated Declaration of Trust (the "Declaration of Trust"), without any further vote or action by the shareholders. See "Description of Shares of Beneficial Interest--Preferred Shares" in the accompanying Prospectus. Unless redeemed by the Company, the Depositary Shares representing the Series D Preferred Shares have a perpetual term with no stated maturity date.

     On May 16, 1997, the Board of Trustees of the Company adopted a form of Articles Supplementary to the Declaration of Trust determining the terms of a series of preferred shares consisting of up to 805,000 shares, designated 8.60% Series D Cumulative Redeemable Preferred Shares. The following summary of the terms and provisions of the Series D Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Declaration of Trust and the Articles Supplementary designating the Series D Preferred Shares, each of which is available from the Company.

     The registrar, transfer agent and distributions disbursing agent for the Series D Preferred Shares will be Boston EquiServe Limited Partnership.

     Each Depositary Share represents a 1/10 fractional interest in a Series D Preferred Share. The Series D Preferred Shares will be deposited with The First National Bank of Boston, as Depositary (the "Preferred Share Depositary"), under a Deposit Agreement among the Company, the Preferred Share Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Preferred Share Depositary thereunder. The Depositary Receipts will evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share will be entitled to all the rights and preferences of a 1/10 fractional interest in a Series D Preferred Share (including distribution, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying Prospectus.

     Application has been made to list the Depositary Shares on the NYSE, subject to official notice of issuance. If so approved, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the date of initial delivery of the Depositary Shares. See "Underwriting." The Series D Preferred Shares will not be so listed, and the Company does not expect that there will be any trading market for the Series D Preferred Shares except as represented by Depositary Shares.

Distributions

     Holders of the Series D Preferred Shares shall be entitled to receive, when and as authorized by the Board of Trustees, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 8.60% of the liquidation preference per annum (equivalent to $2.15 per Depositary Share). Distributions on the Series D Preferred Shares represented by the Depositary Shares offered hereby shall accrue and be cumulative from the date of original issue and shall be payable quarterly in arrears on the fifteenth day of each January, April, July and October or, if not a business day, the next succeeding business day (each, a "Distribution Payment Date"). The first distribution on the Series D Preferred Shares represented by the Depositary Shares offered hereby, which will be paid on July 15, 1997, will be for less than a full quarter. Such distribution and any distribution payable on the Series D Preferred Shares for any other partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Distributions will be payable to holders of record as they appear in the share records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Distribution Payment Date falls or such other date designated by the Board of Trustees of the Company for the payment of distributions that is not more than 30 nor less than 10 days prior to such Distribution Payment Date (each, a "Distribution Record Date"). The Series D Preferred Shares will rank pari passu with the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares as to priority for receiving distributions.

     No distributions on the Series D Preferred Shares shall be authorized by the Board of Trustees of the Company or be paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law. Covenants in its Line of Credit agreement provide generally that the Company may not pay distributions in excess of ninety-five percent (95%) of Funds From Operations in any Fiscal Year, all as defined in the agreement, but such covenants permit the Company, upon certain circumstances, to pay distributions in an amount necessary to maintain its qualification as a REIT. The Company does not believe that this provision has had or will have any adverse impact on the Company's ability to pay distributions in respect of the Series D Preferred Shares or in the normal course of business to its shareholders in amounts necessary to maintain its qualification as a REIT.

     Notwithstanding the foregoing, distributions on the Series D Preferred Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accrued but unpaid distributions on the Series D Preferred Shares will not bear interest and holders of the Series D Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. See "Description of Shares of Beneficial Interest--Preferred Shares--Distributions" in the accompanying Prospectus.

     The Operating Partnership will be required to make all required distributions on the 8.60% Series D Preference Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount on the Series D Preferred Shares) prior to any distribution of cash or assets to the holders of the OP Units or to the holders of any other interests in the Operating Partnership, except for any other series of preference units ranking on a parity with the 8.60% Series D Preference Units as to distributions and/or liquidation rights. The Operating Partnership currently has (i) 6,120,000 9 3/8% Preference Units outstanding issued to the Company in connection with the Company's issuance of the Series A Preferred Shares, (ii) 500,000 9 1/8% Series B Preference Units outstanding issued to the Company in connection with the Company's issuance of the Series B Preferred Shares, and (iii) 460,000 9 1/8% Series C Preference Units outstanding issued to the Company in connection with the Company's issuance of the Series C Preferred Shares. The 9 3/8% Preference Units, the 9 1/8% Series B Preference Units and the 9 1/8% Series C Preference Units mirror the payment of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount on the Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares, respectively.

     Any distribution payment made on the Series D Preferred Shares shall first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any Capital Gains Amount of the Total Dividends, then the portion of the Capital Gains Amount that will be allocable to the holders of Series D Preferred Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Series D Preferred Shares for the year and the denominator of which shall be the Total Dividends.

Liquidation Rights

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series D Preferred Shares are entitled to be paid out of the assets of the Company legally available for distribution to its shareholders liquidating distributions in cash or property at its fair market value as determined by the Company's Board of Trustees in the amount of a liquidation preference of $250.00 per share (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of Common Shares or any other capital shares of beneficial interest that rank junior to the Series D Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series D Preferred Shares will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other entity or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding up of the Company. The Series D Preferred Shares will rank pari passu with the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares as to priority for receiving liquidating distributions. For further information regarding the rights of the holders of the Series D Preferred Shares and related Depositary Shares upon the liquidation, dissolution or winding up of the Company, see "Description of Shares of Beneficial Interest--Preferred Shares--Liquidation Preference" and "Description of Depositary Shares--Liquidation Preference" in the accompanying Prospectus.

Redemption

     The Series D Preferred Shares are not redeemable prior to July 15, 2007. On and after July 15, 2007, the Company, at its option upon not less than 30 or more than 60 days' written notice, may redeem the Series D Preferred Shares (and the Preferred Share Depositary will redeem the number of Depositary Shares representing the Series D Preferred Shares so redeemed upon not less than 30 days' written notice to the holders thereof), in whole or in part, at any time or from time to time, at a redemption price of $250.00 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent the Company will have funds legally available therefore. The redemption price of the Series D Preferred Shares (other than any portion thereof consisting of accrued and unpaid distributions) shall be paid solely from the sale proceeds of other capital shares of beneficial interest of the Company and not from any other source. For purposes of the preceding sentence, "capital shares of beneficial interest" means any equity securities (including common shares of beneficial interest and preferred shares of beneficial interest), shares, interests, participations, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Depositary Receipts evidencing Depositary Shares to be redeemed shall surrender such Depositary Receipts at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any Depositary Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Depositary Shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such Depositary Shares, such Depositary Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding Depositary Shares are to be redeemed, the Depositary Shares to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company. See "Description of Shares of Beneficial Interest--Restrictions on Transfer" in the accompanying Prospectus.

     Notice of redemption will be given by publication in a newspaper of general circulation in The City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days' prior to the redemption date. A similar notice furnished by the Company will be mailed by the Preferred Share Depositary, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, addressed to the respective holders of record of the Depositary Receipts evidencing the Depositary Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Preferred Share Depositary. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series D Preferred Shares or Depositary Shares except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of Series D Preferred Shares to be redeemed (and the equivalent number of Depositary Shares); (iv) the place or places where the Depositary Receipts evidencing the Depositary Shares are to be surrendered for payment of the redemption price; and (v) that distributions on the shares to be redeemed will cease to accrue on such redemption date. If fewer than all the Depositary Shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Depositary Shares to be redeemed from such holder.

     The holders of Depositary Receipts at the close of business on a Distribution Record Date will be entitled to receive the distribution payable with respect to the Depositary Shares evidenced by such Depositary Receipts on the corresponding Distribution Payment Date notwithstanding the redemption thereof between such Distribution Record Date and the corresponding Distribution Payment Date or the Company's default in the payment of the distribution due. Except as provided above, the Company will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series D Preferred Shares or Depositary Shares to be redeemed.

     The Series D Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Restrictions on Transfer" below).

Voting Rights

     In any matter in which the Series D Preferred Shares are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each Series D Preferred Share shall be entitled to 10 votes, each of which 10 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each Series D Preferred Share, the holder thereof may designate up to 10 proxies, with each such proxy having the right to vote a whole number of votes (totaling 10 votes per Series D Preferred Share). As a result, each Depositary Share will be entitled to one vote.

     For further information regarding the voting rights of the holders of the Series D Preferred Shares and related Depositary Receipts, see "Description of Shares of Beneficial Interest--Preferred Shares--Voting Rights" and "Description of Depositary Shares--Voting of the Preferred Shares" in the accompanying Prospectus.

Conversion Rights

     Except as otherwise provided in "Description of Shares of Beneficial Interest - Restrictions on Transfer" in the accompanying Prospectus, the Series D Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company.

Restrictions on Transfer

     For information regarding restrictions on transfer of the Series D Preferred Shares and related Depositary Shares, see "Description of Shares of Beneficial Interest--Restrictions on Transfer" in the accompanying Prospectus.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following description relates solely to all material federal income tax considerations applicable to redemption of Depositary Shares. For a discussion of all other material federal income tax considerations, see "Federal Income Tax Consideration" in the accompanying Prospectus. Rudnick & Wolfe, which has acted as special tax counsel to the Company, is of the opinion that the following discussion, together with the discussion in the Prospectus under the heading "Certain Federal Income Tax Considerations," to the extent they constitute matters of law or legal conclusions, are correct in all material respects, based on current law.

     EACH PROSPECTIVE HOLDER OF DEPOSITARY SHARES IS URGED TO REFER TO THE ACCOMPANYING PROSPECTUS FOR A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES NOT DISCUSSED HEREIN. MOREOVER, AS THE RELEVANT CODE PROVISIONS ARE HIGHLY COMPLEX, EACH PROSPECTIVE HOLDER OF DEPOSITARY SHARES IS URGED TO CONSULT WITH HIS OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES IN LIGHT OF HIS SPECIFIC OR UNIQUE CIRCUMSTANCES, OF THE PURCHASE AND DISPOSITION OF DEPOSITARY SHARES.

     Redemption of Depositary Shares

     A redemption of Depositary Shares will be treated under Section 302 of the Code as a distribution taxable as a dividend (to the extent of the Company's current and accumulated earnings and profits) at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's share interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares of beneficial interest considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of beneficial interest actually owned by the holder, must generally be taken into account. If a particular holder of Depositary Shares owns (actually or constructively) no Common Shares, or an insubstantial percentage of the outstanding Common Shares, a redemption of Depositary Shares of that holder is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Depositary Shares depends upon the facts and circumstances at the time that the determination must be made, prospective holders of Depositary Shares are advised to consult their own tax advisors to determine such tax treatment.

     If a redemption of Depositary Shares is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the Depositary Shares for tax purposes. Such gain or loss will be capital gain or loss if the Depositary Shares have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

     If a redemption of Depositary Shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed Depositary Shares for tax purposes will be transferred to the holder's remaining shares of beneficial interest if any. If the holder owns no other shares of beneficial interest, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

                PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS

     The Common Shares have been traded on the NYSE under the symbol "EQR" since the Company's IPO. The following table sets forth the quarterly high and low sales prices per share reported on the NYSE, as well as the quarterly distributions declared per Common Share.


                                           High      Low         Distributions
                                          -------  -------       -------------
1993
Third Quarter (commencing August 11,
 1993)..................................  $32 1/4  $27 3/8          $ .21(1)
Fourth Quarter..........................   36 3/4   29 1/8            .47

1994
First Quarter...........................   33 1/2   28 3/8            .48
Second  Quarter.........................   35 1/8   28 1/2            .495
Third Quarter...........................   33 1/2   29 1/8            .51
Fourth Quarter..........................   32 1/4   25 3/4            .52

1995
First Quarter...........................   29 1/8   25 5/8            .53
Second Quarter..........................   29 3/4   24 7/8            .53
Third Quarter...........................   31 1/4   27 3/4            .53
Fourth Quarter..........................   31 7/8   27 3/4            .59

1996
First Quarter...........................   33 3/4   28 1/4            .59
Second Quarter..........................   33 1/2   30 7/8            .59
Third Quarter...........................   36 1/8   32 7/8            .59
Fourth Quarter..........................   43 1/2   35 5/8           .625

1997
First Quarter...........................   48 7/8   39 3/4           .625(2)
Second Quarter (through May 14, 1997)...   45 7/8   42                N/A

____________________________
(1) Represents an amount equivalent to a quarterly distribution of $.453 per share.
(2) The first quarter distribution was paid on April 11, 1997 to shareholders of record as of March 28, 1997 and represented an annual distribution rate of $2.50 per share.


     On May 14, 1997, the last reported sale price of a Common Share on the NYSE was $43.50 per share. As of May 1, 1997, the Company's transfer agent reported 544 record holders of Common Shares and, as of April 1997, The Depositary Trust Company held Common Shares on behalf of approximately 19,500 beneficial owners.


     The Company intends to continue to pay regular quarterly distributions to holders of Common Shares. The Company has increased its annual distribution each year since its IPO. For the year ended December 31, 1996, the Company declared distributions of $2.395 per Common Share to holders of Common Shares. This distribution rate represents an approximate 10% increase over the Company's 1995 distribution rate and an approximate 19% increase over the Company's 1994 distribution rate. Future distributions will be at the discretion of the Board of Trustees and will depend on the actual cash available for distribution by the Company, the Company's financial condition, capital requirements, credit agreement restrictions, the annual distribution requirements under the REIT provisions of the Code, and such other factors as the Board of Trustees deems relevant. A portion of the Company's distribution may represent a nontaxable return of capital and/or capital gain dividend. Approximately 18% of the Company's declared distributions in 1996 of $2.395 per Common Share represented a nontaxable return of capital and approximately four percent of such distributions represented a capital gain dividend.

                                 UNDERWRITING

     Subject to the terms and conditions contained in the terms agreement and the related underwriting agreement (collectively, the "Purchase Agreement"), the Company has agreed to sell to the Underwriters named below, and each of the Underwriters for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Smith Barney Inc., PaineWebber Incorporated and Prudential Securities Incorporated are acting as representatives (collectively, the "Representatives"), has severally agreed to purchase from the Company, the number of Depositary Shares set forth opposite its name below. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Depositary Shares if any are purchased.

                                             Number of Shares of Initial
              Underwriter                      Underwritten Securities
              -----------                    ---------------------------
     Merrill Lynch, Pierce, Fenner & Smith
                  Incorporated                            1,610,000
     Smith Barney Inc.                                    1,610,000
     PaineWebber Incorporated                             1,610,000
     Prudential Securities Incorporated                   1,610,000
     Dillon, Read & Co. Inc.                                 70,000
     A.G. Edwards & Sons, Inc.                               70,000
     EVEREN Securities, Inc.                                 70,000
     Oppenheimer & Co., Inc.                                 70,000
     Piper Jaffray Inc.                                      70,000
     Raymond James & Associates, Inc.                        70,000
     The Robinson-Humphrey Company, Inc.                     70,000
     US Clearing Corp.                                       70,000
                                                          ---------
                              Total                       7,000,000
                                                          =========

     The Representatives have advised the Company that they propose initially to offer the Depositary Shares to the public at the public offering price set forth on the cover page of the Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.35 per share to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 1,050,000 additional Depositary Shares at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by it shown in the foregoing table bears to the 7,000,000 shares offered hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     In connection with the Offering, the rules of the Securities and Exchange Commission permit the Representatives to engage in certain transactions that stabilize the price of the Depositary Shares. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Depositary Shares.

     If the Underwriters create a short position in the Depositary Shares in connection with the Offering (i.e., if they sell more Depositary Shares than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Depositary Shares in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Depositary Shares in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Shares and/or Depositary Shares, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Depositary Shares. In addition, neither the Company nor any of the

Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Application has been made to list the Depositary Shares on the NYSE. If so approved, trading of the Depositary Shares on the NYSE is expected to commence within a 30-day period after the initial delivery of the Depositary Shares. The Representatives have advised the Company that they intend to make a market in the Depositary Shares prior to the commencement of trading on the NYSE. The Representatives will have no obligation to make a market in the Depositary Shares, however, and may cease market making activities if commenced at any time.

     Certain of the Underwriters from time to time provide investment banking and financial advisory services to the Company and the Operating Partnership and other entities owned or controlled by Mr. Zell, and affiliates of certain of the Underwriters from time to time provide financing to such entities.

     Merrill Lynch owns indirectly an approximate 2.28% economic interest in Zell/Merrill I and an approximate 1.45% economic interest in Zell/Merrill II which are limited partnerships that invest in, among other things, multifamily properties. Mr. Zell and trusts for the benefit of the family of Robert Lurie, a deceased partner of Mr. Zell (the "Lurie Family Trusts"), own indirectly an approximate 5.33% economic interest in Zell/Merrill I and an approximate 2.28% economic interest in Zell/Merrill II. Zell/Merrill I and Zell/Merrill II have sold or have entered into letters of intent to sell substantially all of their interests in their multifamily properties to the Company for an aggregate purchase price of $424.4 million (including the assumption of mortgage indebtedness of approximately $194.1 million). See "Recent Developments". Subject to Mr. Zell's obligations under the noncompetition agreement entered into with the Company, Mr. Zell and Merrill Lynch engaged in the promotion of Zell/Merrill Lynch Real Estate Opportunity Partners Limited Partnership III ("Zell/Merrill III"), in which Merrill Lynch owns indirectly an approximate .37% economic interest and Mr. Zell and the Lurie Family Trusts own indirectly an approximate 2.09% economic interest, and in the promotion of Zell/Merrill Lynch Real Estate Opportunity Partners Limited Partnership IV ("Zell/Merrill IV"), in which Merrill Lynch owns indirectly an approximate .42% economic interest and Mr. Zell and the Lurie Family Trusts own indirectly an approximate 4.21% economic interest. Zell/Merrill III and Zell/Merrill IV primarily invest in office properties, but may invest in multifamily properties.

     The Company has purchased and may purchase multifamily properties from affiliates of Merrill Lynch in the future.

                                 LEGAL MATTERS

     The legality of the Depositary Shares and the underlying Series D Preferred Shares offered hereby will be passed upon for the Company by Rosenberg & Liebentritt, P.C., Chicago, Illinois. Rosenberg & Liebentritt, P.C. will rely on Hogan & Hartson L.L.P., Washington, D.C., as to certain matters of Maryland law. Certain federal income tax matters described herein under "Certain Federal Income Tax Considerations" will be passed on for the Company by Rudnick & Wolfe. Certain legal matters relating to the Depositary Shares and the underlying Series D Preferred Shares offered hereby will be passed upon for the Underwriters by Hogan & Hartson L.L.P. Each of Rudnick & Wolfe and Hogan & Hartson L.L.P. from time to time provides services to the Company and other entities affiliated with Mr. Zell.

PROSPECTUS



                      EQUITY RESIDENTIAL PROPERTIES TRUST


                                 $349,769,287

             Preferred Shares, Common Shares and Depositary Shares


     Equity Residential Properties Trust (the "Company") may from time to time offer (i) in one or more series its preferred shares of beneficial interest, $0.01 par value per share ("Preferred Shares"); (ii) common shares of beneficial interest, $0.01 par value per share ("Common Shares"); and (iii) in one or more series its Preferred Shares represented by depositary shares (the "Depositary Shares"), with an aggregate public offering price of up to $621,285,287 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Preferred Shares, Common Shares and Depositary Shares (collectively, the "Securities") may be offered, separately or together, in separate series (with respect to Preferred Shares and Depositary Shares) in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Preferred Shares, the specific title and stated value, any distribution, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (ii) in the case of Common Shares, any initial public offering price; and (iii) in the case of Depositary Shares, the fractional Preferred Shares represented by each Depositary Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to assist in maintaining the status of the Company as a real estate investment trust for federal income tax purposes.

     The applicable Prospectus Supplement also will contain information, where applicable, about the material U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement, not contained in this Prospectus.

     The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

     See "Risk Factors" beginning on page 5 for a discussion of certain factors relating to an investment in the Securities.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
              OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.



                 The date of this Prospectus is May 12, 1997.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, the Common Shares and certain of the Company's Cumulative Redeemable Preferred Shares of Beneficial Interest are listed on the New York Stock Exchange (the Common Shares are listed under the symbol "EQR") and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

     a. The Company's Annual Report on Form 10-K, as amended by Form 10-K/A (filed on April 3, 1997), for the year ended December 31, 1996.

     b. The Company's Amended and Restated Declaration of Trust (the "Declaration of Trust") filed as Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for the three- and six-month periods ended June 30, 1995.

     c. The Company's Amended and Restated Bylaws, filed as an exhibit to the Company's Registration Statement on Form S-11, No. 33-63158 dated July 26, 1993, as amended.

     d. The Company's Joint Proxy Statement/Prospectus/Information Statement dated April 25, 1997.

     e. The description of the Company's Common Shares contained in the Company's Registration Statement on Form 8-A/A dated August 10, 1993.

     f. The Company's Quarterly Report on Form 10-Q for the three month period ended March 31, 1997.

     g. The Company's Current Reports on Form 8-K dated May 23, 1996, November 15, 1996, January 17, 1997, March 12, 1997, March 17, 1997, March 19,
          1997, March 20, 1997 and March 24, 1997 and the Company's Current Reports on Form 8-K/A dated May 23, 1996 and November 15, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in the Prospectus (in the case of a statement in a previously filed document incorporated or deemed to be incorporated by reference herein), in any applicable Prospectus Supplement relating to a specific offering of Securities, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.


     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Equity Residential Properties Trust, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, Attention: Cynthia McHugh (telephone number: (312) 474-1300).

     As used herein, the term "Company" includes Equity Residential Properties Trust and those entities owned or controlled by it (collectively, the "Subsidiaries"), unless the context indicates otherwise.


                                  THE COMPANY

General


     Equity Residential Properties Trust, one of the largest publicly traded real estate investment trusts ("REITs") (based on the aggregate market value of its outstanding equity capitalization), is a self-administered and self-managed equity REIT. The Company was organized as a Maryland real estate investment trust in March 1993 and commenced operations as a publicly traded company on August 18, 1993 upon completion of its initial public offering (the "IPO"). The Company was formed to continue the multifamily property business objectives and acquisition strategies of certain affiliated entities controlled by Mr. Samuel Zell, Chairman of the Board of Trustees of the Company. These entities had been engaged in the acquisition, ownership and operation of multifamily properties since 1969. The Company's senior executives average over 23 years of experience in the multifamily property business.

     The Company is the largest publicly traded REIT owner of multifamily properties (based on the number of apartment units owned and total revenues earned). All of the Company's interests in its multifamily properties (the "Properties") are held directly or indirectly by, and substantially all of its operations relating to the Properties are conducted through, ERP Operating Limited Partnership (the "Operating Partnership"). The Operating Partnership currently has four classes of limited partnership interests outstanding: (i) partnership interests ("OP Units"), which may be exchanged by the holders thereof for either common shares of beneficial interest of the Company, $0.01 par value per share ("Common Shares"), on a one-for-one basis or, at the Company's option, cash; (ii) 9 3/8% Cumulative Redeemable Preference Units ("9 3/8% Preference Units"); (iii) 9 1/8% Cumulative Redeemable Preference Units ("9 1/8% Series B Preference Units"); and (iv) 9 1/8% Series C Cumulative Redeemable Preference Units ("9 1/8% Series C Preference Units"). The 9 3/8% Preference Units, the 9 1/8% Series B Preference Units, and the 9 1/8% Series C Preference Units are owned by the Company and mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidating preference amount of the Company's 9 3/8% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series A Preferred Shares"), the Company's 9 1/8% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (the "Series B Preferred Shares"), and the Company's 9 1/8% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 per value per share (the "Series C Preferred Shares"), respectively. The Company controls the Operating Partnership as the sole general partner and, as of May 12, 1997, owned approximately 88% of all of the Operating Partnership's outstanding partnership interests, excluding the 9 3/8% Preference Units, the 9 1/8% Series B Preference Units, and the 9 1/8% Series C Preference Units. It is the Company's policy that Equity Residential Properties Trust shall not incur indebtedness other than short-term trade, employee compensation, dividends payable or similar indebtedness that will be paid in the ordinary course of business, and that indebtedness shall instead be incurred by the Operating Partnership to the extent necessary to fund the business activities conducted by the Operating Partnership and its subsidiaries.

     The Company's corporate headquarters and executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and its telephone number is (312) 474-1300.

                                 RISK FACTORS


     Prospective investors should carefully consider, among other factors, the matters described below prior to making an investment decision regarding the Securities offered hereby.


Adverse Consequences of Debt Financing and Preferred Shares

     General Risks. As of March 31, 1997, the Properties were subject to approximately $795.7 million of mortgage indebtedness and the Company's total debt equaled approximately $1.3 billion, $288.2 million of which was floating rate debt. In addition, in June 1995, the Company issued 6,120,000 Series A Preferred Shares pursuant to a preferred share offering; in November 1995, the Company issued 5,000,000 depositary shares each representing a 1/10 fractional interest in a Series B Preferred Share pursuant to a depositary share offering; and in September 1996, the Company issued 4,600,000 depositary shares each representing a 1/10 fractional interest in a Series C Preferred Share pursuant to a depositary share offering (collectively, the "Preferred Share Offerings"). The Company used the proceeds from the Preferred Share Offerings to repay indebtedness and to acquire additional Properties. The Company is subject to the risks normally associated with debt or preferred equity financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness may not be refinanced or that the terms of such refinancing will not be as favorable as the terms of current indebtedness and the risk that necessary capital expenditures for such purposes as renovations and other improvements may not be financed on favorable terms or at all. If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of the Properties on disadvantageous terms, which might result in losses to the Company and might adversely affect the cash available for distributions to shareholders. If interest rates or other factors at the time of the refinancing result in higher interest rates upon refinancing, the Company's interest expense would increase, which would affect the Company's ability to make distributions to its shareholders. Furthermore, if a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose upon the Property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering the Company's ability to meet the REIT distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code").


     Restrictions on the Company's Activities. A substantial portion of the Company's debt was issued pursuant to two different indentures (the "Indentures") which restrict the amount of indebtedness (including acquisition financing) the Company may incur. Accordingly, in the event that the Company is unable to raise additional equity or borrow money because of the debt restrictions in the indentures, the Company's ability to acquire additional properties may be limited. If the Company is unable to acquire additional properties, its ability to increase the distributions with respect to Common Shares, as it has done in the past, will be limited to management's ability to increase funds from operations, and thereby cash available for distributions, from the existing Properties in the Company's portfolio at such time.


     Bond Compliance Requirements. The Company owns several Properties that are subject to restrictive covenants or deed restrictions relating to current or previous tax-exempt bond financing and owns the bonds collateralized by several additional Properties. The Company has retained an independent outside consultant to monitor compliance with the restrictive covenants and deed restrictions that affect these Properties. The bond compliance requirements may have the effect of limiting the Company's income from certain of these Properties if the Company is required to lower its rental rates to attract low or moderate income tenants, or eligible/qualified tenants.


Control and Influence by Significant Shareholders

     As of May 12, 1997, Mr. Zell, certain of the current holders (the "Zell Holders") of certain OP Units issued at the time of the IPO ("Original OP Units") to certain affiliates of Mr. Zell which contributed 33 of the Properties at the time of the IPO (the "Zell Original Owners"), Equity Properties Management Corp. ("EPMC") and other affiliates of Mr. Zell owned in the aggregate approximately 7.65% of the Common Shares (assuming that all of the partnership interests in the Operating Partnership are exchanged for Common Shares), and certain entities controlled by Starwood Capital Partners L.P. ("Starwood") and its affiliates which contributed 23 of the Properties at the time of the IPO (the "Starwood Original Owners") owned in the aggregate approximately 3.07% of the Common Shares (assuming that all of the OP Units are exchanged for Common Shares). The Starwood Original Owners, together with the Zell Original Owners, shall be referred to collectively as the "Original Owners." As of May 12, 1997, the Company had options outstanding to purchase approximately 3.4 million Common Shares which it has granted to certain officers, employees and trustees of the Company and consultants to the Company, some of whom are affiliated with Mr. Zell, representing in the aggregate approximately 5.3% of the Common Shares (assuming that all such options are exercised for Common Shares and all of the outstanding OP Units are exchanged for Common Shares). Further, the consent of affiliates of Mr. Zell who are Zell Holders and of the Starwood Original Owners is required for certain amendments to the Operating Partnership's Fourth Amended and Restated ERP Operating Limited Partnership Agreement of Limited Partnership (the "Partnership Agreement"). Accordingly, Mr. Zell and the Starwood Original Owners may continue to have substantial influence over the Company, which influence might not be consistent with the interests of other shareholders, and on the outcome of any matters submitted to the Company's shareholders for approval. In addition, although there is no current agreement, understanding or arrangement for these shareholders to act together on any matter, these shareholders would be in a position to exercise significant influence over the affairs of the Company if they were to act together in the future.


Potential Environmental Liability Affecting the Company

     Under various Federal, state and local environmental laws, ordinances and regulations, an owner of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose environmental liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure properly to remediate such substances, may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain laws impose liability for release of asbestos-containing materials ("ACMs") into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company or the Subsidiaries, as the case may be, may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as for certain other related costs, including governmental fines and injuries to persons and property.


     All of the Properties have been the subject of a Phase I and, in certain cases, a supplemental environmental assessment completed by qualified independent environmental consultant companies. The most recent environmental assessments for each of the Properties were conducted within the last five years. Environmental assessments were obtained prior to the acquisition by the Company of each of the Properties. These environmental assessments have not revealed, nor is the Company aware of, any environmental liability that the Company's management believes would have a material adverse effect on the Company's business, results of operations, financial condition or liquidity.


     No assurance can be given that existing environmental assessments with respect to any of the Properties reveal all environmental liabilities, that any prior owner of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more Properties.


General Real Estate Investment Considerations; Changes in Laws

     General. Real property investments are subject to varying degrees of risk and are relatively illiquid. Income from real property investments and the Company's resulting ability to make expected distributions to shareholders may be adversely affected by the general economic climate, local conditions such as oversupply of apartment units or a reduction in demand for apartment units in the area, the attractiveness of the Properties to tenants, zoning or other regulatory restrictions, the ability of the Company to provide adequate maintenance and insurance, and increased operating costs (including insurance premiums and real estate taxes). The Company's income would also be adversely affected if tenants were unable to pay rent or the Company were unable to rent apartment units on favorable terms. If the Company were unable to promptly relet units or renew the leases for a significant number of apartment units, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then the Company's funds from operations and ability to make expected distributions to shareholders may be adversely affected. In addition, certain expenditures associated with each equity investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.


     Changes in Laws. Increases in real estate taxes, income taxes and service or other taxes generally are not passed through to tenants under existing leases and may adversely affect the Company's funds from operations and its ability to make distributions to shareholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect the Company's funds from operations and its ability to make distributions to shareholders.


Ownership Limit and Limits on Changes in Control

     5% Ownership Limit; Inapplicability to Mr. Zell and Others. In order to maintain its qualification as a REIT under the Code, not more than 50% of the value of the outstanding shares of beneficial interest of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). Certain beneficial owners of the Zell Holders and EPMC (i.e., beneficiaries of trusts established for the benefit of Mr. Zell and his family and trusts established for the benefit of the family of Mr. Robert Lurie, a deceased partner of Mr. Zell (the "Lurie Family Trusts")) and of the Starwood Original Owners (through their potential ownership rights of Common Shares) together constitute four individuals for purposes of this test and, under the Internal Revenue Service's (the "Service") rules applicable to determining percentages of ownership, will be deemed to own approximately 8.5% of the value of the outstanding shares of beneficial interest of the Company. Due to such concentration of ownership of the Company, ownership of more than 5% of the lesser of the number or value of the outstanding shares of beneficial interest of the Company by any single shareholder has been restricted, with certain exceptions, for the purpose of maintaining the Company's qualification as a REIT under the Code. Such restrictions in the Company's Declaration of Trust do not apply to the ownership of the 5,550,673 Common Shares subject to acquisition by the holders of Original OP Units and EPMC through the exchange of Original OP Units. Additionally, the Company's Declaration of Trust allows certain transfers of such Common Shares without the transferees being subject to the 5% ownership limit, provided such transfers do not result in an increased concentration in the ownership of the Company. The Company's Board of Trustees, upon receipt of a ruling from the Service, an opinion of counsel or other evidence satisfactory to the Board of Trustees and upon such other conditions as the Board of Trustees may direct, may also exempt a proposed transferee from this restriction. See "Description of Shares of Beneficial Interest--Common Shares--Restrictions on Transfer."


     The 5% ownership limit, as well as the ability of the Company to issue additional Common Shares or other shares of beneficial interest (which may have rights and preferences senior to the Common Shares), may discourage a change of control of the Company and may also (i) deter tender offers for the Common Shares, which offers may be advantageous to shareholders, and (ii) limit the opportunity for shareholders to receive a premium for their Common Shares that might otherwise exist if an investor were attempting to assemble a block of Common Shares in excess of 5% of the outstanding shares of beneficial interest of the Company or otherwise effect a change of control of the Company.


     Staggered Board. The Board of Trustees of the Company has been divided into three classes of trustees. As the term of each class expires, trustees for that class will be elected for a three-year term and the trustees in the other two classes will continue in office. The staggered terms for trustees may impede the shareholders' ability to change control of the Company even if a change in control were in the shareholders' interest.


     Preferred Shares. The Company's Declaration of Trust authorizes the Board of Trustees to issue up to 10,000,000 preferred shares of beneficial interest, $.01 par value per share ("Preferred Shares") and to establish the preferences and rights (including the right to vote and the right to convert into Common Shares) of any Preferred Shares issued. The power to issue Preferred Shares could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. As of May 12, 1997, 7,080,000 Preferred Shares were issued and outstanding.


Consequences of Failure to Qualify as a REIT

     Taxation as a Corporation. The Company believes that it has qualified and will continue to qualify as a REIT under the Code, commencing with its taxable year ended December 31, 1993. However, no assurance can be given that the Company was organized and has been operated and will be able to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control.


     If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to shareholders because of the additional tax liability to the Company for the years involved. In addition, distributions to shareholders would no longer be required to be made. See "Federal Income Tax Considerations."


     Other Tax Liabilities. Even if the Company qualifies as a REIT, it will be subject to certain Federal, state and local taxes on its income and property. See "Federal Income Tax Considerations--Other Tax Considerations--State and Local Taxes." In addition, the Company's management operations, which are conducted through Equity Residential Properties Management Limited Partnership and Equity Residential Properties Management Limited Partnership II (collectively, the "Management Partnerships") generally will be subject to Federal income tax at regular corporate rates. See "Federal Income Tax Considerations--Other Tax Considerations."


     Consequences of Failure to Qualify as Partnerships. The Company believes that the Operating Partnership, the Management Partnerships and each of the other partnership and limited liability company Subsidiaries have been organized as partnerships and will qualify for treatment as such under the Code. If any of such Subsidiaries fails to qualify for such treatment under the Code, the Company would cease to qualify as a REIT, and such Subsidiary would be subject to Federal income tax (including any alternative minimum tax) on its income at corporate rates. See "Federal Income Tax Considerations--Taxation of the Company--Failure to Qualify" and "--Tax Aspects of the Company's Investments in Partnerships--General."


Dependence on Key Personnel

     The Company is dependent on the efforts of its executive officers. While the Company believes that it could find replacements for these key personnel, the loss of their services could have a temporary adverse effect on the operations of the Company. None of these officers has entered into employment agreements with the Company.


Distribution Requirements Potentially Increasing Indebtedness of the Company

     The Company may be required from time to time, under certain circumstances, to accrue as income for tax purposes interest and rent earned but not yet received. In such event, or upon the repayment by the Company or its Subsidiaries of principal on debt, the Company could have taxable income without sufficient cash to enable the Company to meet the distribution requirements of a REIT. Accordingly, the Company could be required to borrow funds or liquidate investments on adverse terms in order to meet such distribution requirements. See "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements."


Exemptions for Mr. Zell and Others from Maryland Business Combination Law which Tend to Inhibit Takeovers

     Under the Maryland General Corporation Law, as amended ("MGCL"), certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any person who beneficially owns 10% or more of the voting power of the trust's shares of beneficial interest or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the trust's shares of beneficial interest (an "Interested Shareholder"), or an affiliate of such Interested Shareholder, are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of trustees of such trust and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust and (b) two-thirds of the votes entitled to be cast by holders of voting shares of beneficial interest of the trust other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, (unless, among other conditions, the holders of the common shares of the trust receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its common shares. As permitted by the MGCL, the Company has exempted any business combination involving Mr. Zell, the Zell Original Owners, EPMC and their respective affiliates and associates, present or future, or any other person acting in concert or as a group with any of the foregoing persons and, consequently, the five-year prohibition and the super-majority vote requirements will not apply to a business combination between any of them and the Company.
As a result, Mr. Zell, the Zell Original Owners, EPMC, any present or future affiliate or associate of theirs or any other person acting in concert or as a group with any of the foregoing persons may be able to enter into business combinations with the Company, which may not be in the best interest of the shareholders, without compliance by the Company with the super-majority vote requirements and other provisions of the MGCL.

                                USE OF PROCEEDS



     Unless otherwise indicated in the accompanying Prospectus Supplement, the Company will contribute or otherwise transfer the net proceeds of any sale of Securities to the Operating Partnership in exchange for additional partnership interests in the Operating Partnership, the economic terms of which will be substantially identical to the Securities sold. The Operating Partnership will use such net proceeds for general business purposes including, without limitation, the repayment of certain outstanding debt and the acquisition of multifamily residential properties.



                 DESCRIPTION OF SHARES OF BENEFICIAL INTEREST



     The summary of the terms of the shares of beneficial interest of the Company set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust (the "Declaration of Trust") and the amended and restated bylaws ("Bylaws") of the Company, each of which is incorporated herein by reference.


     The Declaration of Trust of the Company provides that the Company may issue up to 110,000,000 shares of beneficial interest, consisting of 100,000,000 Common Shares and 10,000,000 Preferred Shares. As of May 12, 1997, 53,756,362 Common Shares and 7,080,000 Preferred Shares were issued and outstanding. In addition, as of May 12, 1997, 7,321,356 Common Shares were issuable upon exchange of OP Units currently held by the Zell Holders, the Starwood Original Owners, EPMC and holders who were issued OP Units in exchange for the contribution of certain of the Properties to the Operating Partnership subsequent to the IPO. The OP Units are exchangeable on a one-for-one basis for Common Shares or, at the Company's option, cash.

     Both the Maryland REIT law and the Company's Declaration of Trust provide that no shareholder of the Company will be liable for any debt or obligation of the Company solely as a result of his status as a shareholder of the Company. The Company's Bylaws further provide that the Company shall indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his being or having been a shareholder and that the Company shall reimburse each shareholder for all reasonable expenses incurred by him in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Company. Inasmuch as the Company carries public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Company's assets plus its insurance coverage would be insufficient to satisfy the claims against the Company and its shareholders.


Preferred Shares



     The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate.



     The Board of Trustees is empowered by the Company's Declaration of Trust to designate and issue from time to time one or more series of Preferred Shares without shareholder approval. The Board of Trustees may determine the relative rights, preferences and privileges of each series of Preferred Shares so issued. Because the Board of Trustees has the power to establish the preferences and rights of each series of Preferred Shares, it may afford the holders of any series of Preferred Shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Shares. The Preferred Shares will, when issued, be fully paid and nonassessable.


     The Company currently has outstanding 6,120,000 Series A Preferred Shares (liquidation preference $25.00 per share), 5,000,000 depositary shares representing a 1/10 fractional interest in 500,000 Series B Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share) and 4,600,000 depositary shares representing a 1/10 fractional interest in 460,000 Series C Preferred Shares (liquidation preference $250.00 per share, equivalent to $25.00 per depositary share) that are listed on the New York Stock Exchange under the symbols "EQR-PrA," "EQR-PrB," and "EQR-PrC," respectively. Distributions on the Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares are cumulative from the date of original issue and payable quarterly on or about the fifteenth day of January, April, July and October of each year, at the rate of 9 3/8%, 9 1/8% and 9 1/8%, respectively, of the liquidation preference per annum of such shares.



     The Series A Preferred Shares are not redeemable prior to June 1, 2000. On or after June 1, 2000, the Series A Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid distributions, if any, thereon. The Series B Preferred Shares are not redeemable prior to October 15, 2005. On or after October 15, 2005, the Series B Preferred Shares may be redeemed for cash at the option of the Company in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid distributions, if any, thereon. The Series C Preferred Shares are not redeemable prior to September 9, 2006. On or after September 9, 2006, the Series C Preferred C Shares may be redeemed for a cash at the option of the Company in whole or in part, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus accrued and unpaid distributions, if any, thereon. The redemption price of such Preferred Shares (other than the portion thereof consisting of accrued and unpaid distributions) is payable solely out of the sale proceeds of other shares of beneficial interest of the Company which may include other series of Preferred Shares. The Series A Preferred Shares, the Series B Preferred Shares and the Series C Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption and are not convertible into any other securities of the Company. However, the Company may redeem Series A Preferred Shares, Series B Preferred Shares or Series C Preferred Shares in certain circumstances relating to maintenance of its status as a REIT for federal income tax purposes. See "Redemption" and "Restrictions on Transfer" below. The other terms of the Preferred Shares are described generally below.



     The Prospectus Supplement relating to any Preferred Shares offered thereby will contain the specific terms thereof, including, without limitation:


     (1)    The title and stated value of such Preferred Shares;


     (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;



     (3) The distribution rate(s), period(s) and /or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;



     (4) The date from which distributions on such Preferred Shares shall accumulate, if applicable;



     (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;



     (6)    The provision for a sinking fund, if any, for such Preferred Shares;



     (7)    The provision for redemption, if applicable, of such Preferred
            Shares;



     (8)    Any listing of such Preferred Shares on any securities exchange;



     (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Company, including the conversion price (or manner of calculation thereof);



     (10) Whether interests in such Preferred Shares will be represented by Depositary Shares;



     (11) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;



     (12) A discussion of all material federal income tax considerations, if any, applicable to such Preferred Shares that are not discussed in this Prospectus;



     (13) The relative ranking and preferences of such Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;



     (14) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and


     (15) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

     Rank. Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Shares of the Company, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The term "equity securities" does not include convertible debt securities.



     Distributions. Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Trustees of the Company, out of assets of the Company legally available for payment, cash distributions (or distributions in kind or in other property if expressly permitted and described in the applicable Prospectus Supplement) at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such distribution shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Trustees of the Company.



     Distributions on any series of Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Company fails to declare a distribution payable on a distribution payment date on any series of the Preferred Shares for which distributions are non-cumulative, then the holders of such series of the Preferred Shares will have no right to receive a distribution in respect of the distribution period ending on such distribution payment date, and the Company will have no obligation to pay the distribution accrued for such period, whether or not distributions on such series are declared payable on any future distribution payment date.



     Unless otherwise specified in the Prospectus Supplement, if any Preferred Shares of any series are outstanding, no full distributions shall be declared or paid or set apart for payment on any shares of beneficial interest of the Company of any other series ranking, as to distributions, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past distribution periods and the then current distribution period or (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to distributions with the Preferred Shares of such series, all distributions declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to distributions with such Preferred Shares shall be declared pro rata so that the amount of distributions declared per share of Preferred Shares of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued distributions per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Shares do not have a cumulative distribution) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Preferred Shares of such series which may be in arrears.


     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment, for the then current distribution period, no distributions (other than in Common Shares or other shares of beneficial interest ranking junior to the Preferred Shares of such series as to distributions and upon liquidation) shall be declared or paid or set aside for payment or other distribution upon the Common Shares, or any other shares of beneficial interest of the Company ranking junior to or on a parity with the Preferred Shares of such series as to distributions or upon liquidation, nor shall any Common Shares, or any other shares of beneficial interest of the Company ranking junior to or on a parity with the Preferred Shares of such series as to distributions or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to distributions and upon liquidation).

     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of shares of beneficial interest (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to the holders of Preferred Shares will be the Capital Gains Amount multiplied by a fraction, the numerator of which will be the total dividends (within the meaning of the Code) paid or made available to the holders of the Preferred Shares for the year and the denominator of which shall be the Total Dividends.

     Redemption. If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid distributions thereon (which shall not, if such Preferred Shares do not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of shares of beneficial interest of the Company, the terms of such Preferred Shares may provide that, if no such shares of beneficial interest shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable shares of beneficial interest of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on all Preferred Shares of any series shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the current distribution period and (ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no Preferred Shares of any series shall be redeemed unless all outstanding Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series. In addition, unless (i) if such series of Preferred Shares has a cumulative distribution, full cumulative distributions on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distributions periods and the then current distribution period, and
(ii) if such series of Preferred Shares does not have a cumulative distribution, full distributions on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for shares of beneficial interest of the Company ranking junior to the Preferred Shares of such series as to distributions and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to assist in maintaining the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

     If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number and series of Preferred Shares to be redeemed; (iii) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price; (iv) that distributions on the shares to be redeemed will cease to accrue on such redemption date; and (v) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all of the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

     Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of shares of beneficial interest of the Company ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Shares do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of shares beneficial interest of the Company ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of shares of beneficial interest shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Company shall be distributed among the holders of any other classes or series of shares of beneficial interest ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

     Voting Rights. Holders of Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever distributions on any Preferred Shares shall be in arrears for six or more quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees of the Company at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders) or at the next annual meeting of shareholders, and at each subsequent annual meeting until (i) if such series of Preferred Shares has a cumulative distribution, all distributions accumulated on such series of Preferred Shares for the past distribution periods and the then current distribution period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares do not have a cumulative distribution, four consecutive quarterly distributions shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees of the Company will be increased by two Trustees.

     Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of beneficial interest ranking prior to such series of Preferred Shares with respect to the payment of distributions or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized shares of beneficial interest of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Declaration of Trust or the Articles Supplementary for such series of Preferred Shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares and provided further that (x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Preferred Shares of such series shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     Conversion Rights. The terms and conditions, if any, upon which any series of Preferred Shares is convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

     Registrar and Transfer Agent. The registrar and transfer agent for the Preferred Shares will be set forth in the applicable Prospectus Supplement.

Common Shares

     All Common Shares offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares of beneficial interest and to the provisions of the Company's Declaration of Trust regarding Excess Shares (as defined herein), holders of Common Shares are entitled to receive distributions if, as and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company currently pays regular quarterly distributions.

     Subject to the provisions of the Company's Declaration of Trust regarding Excess Shares, each outstanding Common Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as otherwise required by law or except as provided with respect to any other class or series of shares of beneficial interest, the holders of such Common Shares will possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any Trustees.

     Holders of Common Shares have no conversion, sinking fund, redemption or preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Company's Declaration of Trust regarding Excess Shares, Common Shares have equal distribution, liquidation and other rights, and have no preference, exchange or, except as expressly required by the Maryland REIT law, appraisal rights.

     Pursuant to the Maryland REIT law, a REIT generally cannot dissolve, amend its declaration of trust or merge, unless approved by the affirmative vote or written consent of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the REIT's declaration of trust. The Company's Declaration of Trust does not provide for a lesser percentage in such situations. A declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Code or the Maryland REIT law without the affirmative vote or written consent of the shareholders. The Company's Declaration of Trust permits such action by the Board of Trustees.

     The registrar and transfer agent for the Common Shares is Boston EquiServe Limited Partnership, an affiliate of The First National Bank of Boston.

Restrictions on Transfer

     Because the Board of Trustees believes it is essential for the Company to continue to qualify as a REIT, the Declaration of Trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% (the "Ownership Limit") of the lesser of the number of shares or value of the issued and outstanding shares of beneficial interest of the Company. The Board of Trustees, upon receipt of a ruling from the Service, an opinion of counsel or other evidence satisfactory to the Board of Trustees and upon such other conditions as the Board of Trustees may direct, may also exempt a proposed transferee from the Ownership Limit. As a condition of such exemption, the intended transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the Ownership Limit. Any transfer of Common or Preferred Shares that would (i) create a direct or indirect ownership of shares of beneficial interest in excess of the Ownership Limit,
(ii) result in the shares of beneficial interest being owned by fewer than 100 persons, or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, will be void ab initio, and the intended transferee will acquire no rights to the shares of beneficial interest. The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     The Company's Declaration of Trust exempts from the Ownership Limit certain of the beneficial owners of the Original Owners and EPMC, who would exceed the Ownership Limit as a result of the exchange of the OP Units for Common Shares, which OP Units were received by them at the time of the formation of the Company. These persons may also acquire additional shares of beneficial interest through the Company's Option and Award Plan, but in no event will such persons be entitled to acquire additional shares such that the five largest beneficial owners of the Company's shares of beneficial interest hold more than 50% in number or value of the total outstanding shares of beneficial interest.

     Any shares of beneficial interest the transfer of which would result in a person owning shares of beneficial interest in excess of the Ownership Limit or cause the Company to become "closely held" under Section 856(h) of the Code that is not otherwise permitted as provided above will constitute excess shares ("Excess Shares"), which will be transferred by operation of law to the Company as trustee for the exclusive benefit of the person or persons to whom the Excess Shares are ultimately transferred, until such time as the intended transferee retransfers the Excess Shares. While these Excess Shares are held in trust, they will not be entitled to vote or to share in any distributions or other distributions (except upon liquidation). Subject to the Ownership Limit, the Excess Shares may be retransferred by the intended transferee to any person (if the Excess Shares would not be Excess Shares in the hands of such person) at a price not to exceed the price paid by the intended transferee or, if the intended transferee did not give value for such Excess Shares (e.g., a transfer by gift or devise), the fair market value (as described below) at the time of the purported transfer that resulted in the Excess Shares, at which point the Excess Shares will automatically be exchanged for the shares of beneficial interest to which the Excess Shares are attributable. In addition, such Excess Shares held in trust are subject to purchase by the Company at a purchase price equal to the lesser of the price paid for the Excess Shares in the transaction that created such Excess Shares (or, in the case of a devise or gift, the fair market value at the time of such devise or gift) and the fair market value of the Common Shares to which such Excess Shares relate on the date the Company exercises its right to purchase. Fair market value will be the last sales price of such shares of beneficial interest reported on the New York Stock Exchange ("NYSE") on the trading day immediately preceding the relevant date, or if not then traded on the NYSE, the last reported sales price of such shares of beneficial interest on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which such shares of beneficial interest may be traded, or if not then traded over any exchange or quotation system, then the fair market value of such shares of beneficial interest on the relevant date as determined in good faith by the Board of Trustees of the Company. The Company's right to purchase shall be for a period of 90 days after the later of the date of the purported transfer which resulted in the Excess Shares and the date the Board of Trustees determines in good faith that such a transfer has occurred. From and after the intended transfer to the intended transferee of the Excess Shares, the intended transferee shall cease to be entitled to distributions (except upon liquidation), voting rights and other benefits with respect to such shares except the right to payment of the purchase price for the shares or the retransfer of shares as provided above. Any distribution paid to a proposed transferee on Excess Shares prior to the discovery by the Company that such shares of beneficial interest have been transferred in violation of the provisions of the Company's Declaration of Trust shall be repaid to the Company upon demand. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Shares may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring such Excess Shares and to hold such Excess Shares on behalf of the Company.

     All certificates representing shares of beneficial interest shall bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 1/2 of 1% and 5% as provided in the rules and regulations promulgated under the Code) of the lesser of the number or value of the outstanding shares of beneficial interest of the Company must give a written notice to the Company by January 31 of each year. In addition, each shareholder will upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares of beneficial interest as the Board of Trustees deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     For the Company to qualify as a REIT under the Code, shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the issued and outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. Certain beneficial owners of the Zell Holders (i.e., beneficiaries of trusts established for the benefit of Mr. Zell and his family and the family of Mr. Robert Lurie, a deceased partner of Mr. Zell) and EPMC, together with the Starwood Original Owners (through their potential ownership of shares of beneficial interest) together constitute four individuals for purposes of this test and, under the Service's rules applicable to determining percentages of ownership, are deemed to own approximately 8.5% of the value of the outstanding shares of beneficial interest of the Company.

     These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of Common Shares might receive a premium for their Common Shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                       DESCRIPTION OF DEPOSITARY SHARES

General

     The Company may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Shares, as specified in the applicable Prospectus Supplement. Preferred Shares of each series represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Share Depositary") and the holders from time to time of the Depositary Receipts. Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Shares represented by such Depositary Shares (including distribution, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Shares by the Company to the Preferred Share Depositary, the Company will cause the Preferred Share Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the following summary of the form thereof filed as an exhibit to the Registration Statement of which this Prospectus is a part is qualified in its entirety by reference thereto.

Distributions

     The Preferred Share Depositary will distribute all cash distributions received in respect of the Preferred Shares to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Share Depositary.

     In the event of a distribution other than in cash, the Preferred Share Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Share Depositary, unless the Preferred Share Depositary determines that it is not feasible to make such distribution, in which case the Preferred Share Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Shares converted into Excess Shares.

Withdrawal of Shares

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Share Depositary (unless the related Depositary Shares have previously been called for redemption or converted into Excess Shares), the holders thereof will be entitled to delivery at such office, to or upon such holder's order, of the number of whole or fractional Preferred Shares and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Shares on the basis of the proportion of the Preferred Shares represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Shares will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Shares to be withdrawn, the Preferred Share Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Redemption of Depositary Shares

     Whenever the Company redeems Preferred Shares held by the Preferred Share Depositary, the Preferred Share Depositary will redeem as of the same redemption date the number of Depositary Shares representing the Preferred Shares so redeemed, provided the Company shall have paid in full to the Preferred Share Depositary the redemption price of the Preferred Shares to be redeemed plus an amount equal to any accrued and unpaid distributions thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Shares. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that will not result in the issuance of any Excess Shares.

     From and after the date fixed for redemption, all distributions in respect of the Preferred Shares so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any monies payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Share Depositary.

Voting of the Preferred Shares

     Upon receipt of notice of any meeting at which the holders of the Preferred Shares are entitled to vote, the Preferred Share Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct the Preferred Share Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder's Depositary Shares. The Preferred Share Depositary will vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Share Depositary in order to enable the Preferred Share Depositary to do so. The Preferred Share Depositary will abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Share Depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Share Depositary.

Liquidation Preference

     In the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

Conversion of Preferred Shares

     The Depositary Shares, as such, are not convertible into Common Shares or any other securities or property of the Company, except in connection with certain conversions in connection with the preservation of the Company's status as a REIT. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the Preferred Share Depositary with written instructions to the Preferred Share Depositary to instruct the Company to cause conversion of the Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipts into whole Common Shares, other Preferred Shares (including Excess Shares) of the Company or other shares of beneficial interest, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional Common Shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Shares on the last business day prior to the conversion.

Amendment and Termination of the Deposit Agreement

     The form of Depositary Receipt evidencing the Depositary Shares which represent the Preferred Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Share Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Shares will not be effective unless such amendment has been approved by the existing holders of at least a majority of the Depositary Shares evidenced by the Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain exceptions in the Depositary Agreement, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Shares and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Share Depositary if (i) such termination is necessary to assist in maintaining the Company's status as a REIT or (ii) a majority of each series of Preferred Shares affected by such termination consents to such termination, whereupon the Preferred Share Depositary shall deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by the Preferred Share Depositary with respect to such Depositary Receipts. The Company has agreed that if the Deposit Agreement is terminated to assist in maintaining the Company's status as a REIT, then, if the Depositary Shares are listed on a national securities exchange, the Company will use its best efforts to list the Preferred Shares issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Shares or (iii) each share of the related Preferred Shares shall have been converted into shares of beneficial interest of the Company not so represented by Depositary Shares.

Charges of Preferred Share Depositary

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Share Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay certain other transfer and other taxes and governmental charges as well as the fees and expenses of the Preferred Share Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

     The Preferred Share Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Share Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Share Depositary. A successor Preferred Share Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

     The Preferred Share Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Share Depositary with respect to the related Preferred Shares.

     Neither the Preferred Share Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Share Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Shares represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Share Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Share Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event the Preferred Share Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Share Depositary shall be entitled to act on such claims, requests or instructions received from the Company.


 RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DISTRIBUTIONS

     The following table sets forth the Company's ratios of earnings to combined fixed charges and preferred share distributions for the periods shown.


                                     For the Years Ended December 31,
                                   ------------------------------------
For the Three     For the Three
   Months            Months
    Ended             Ended
  March 31,         March 31,
    1997              1996         1996    1995    1994    1993    1992
-------------     -------------    ----    ----    ----    ----    ----
    1.72              1.53         1.59    1.54    2.18    1.25     .91


     Ratio of earnings to combined fixed charges and preferred share distributions represents the ratio of income before gain on disposition of properties, extraordinary items and allocation to Minority Interests plus fixed charges (principally interest expense incurred) to fixed charges and preferred share distributions.

     The reorganization and recapitalization of the Company effected in connection with the IPO in 1993 permitted the Company to significantly deleverage the Properties resulting in an improved ratio of earnings to combined fixed charges and preferred share distributions for periods subsequent to the IPO.

                       FEDERAL INCOME TAX CONSIDERATIONS
General

     The following discussion summarizes all material federal income tax considerations to a holder of Common Shares. The applicable Prospectus Supplement will contain information about additional federal income tax considerations, if any, relating to Securities other than Common Shares. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws. As used in this section, the term "Company" refers solely to Equity Residential Properties Trust.

     EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM, IN LIGHT OF HIS SPECIFIC OR UNIQUE CIRCUMSTANCES, OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

     General. The Company elected REIT status commencing with its taxable year ending December 31, 1993. In the opinion of Hogan & Hartson L.L.P., which has acted as special tax counsel to the Company, the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for its taxable years ended December 31, 1993, December 31, 1994, December 31, 1995 and December 31, 1996, and the Company's current organization and method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions relating to the organization and operation of the Company, the Operating Partnership, the Management Partnerships, Equity Residential Properties Management Corp., Equity Residential Properties Management Corp. II and Equity Residential Properties Management Corp. III (collectively, the "Management Corps."), the limited partnerships and limited liability companies (the "Financing Partnerships") that own the beneficial interest of certain Properties encumbered by mortgage financing, and various qualified REIT subsidiaries wholly owned by the Company (each a "QRS Corporation") (collectively, the Management Partnerships, the Management Corps., the Financing Partnerships and the QRS Corporations may be referred to as the "Subsidiary Entities"), and is conditioned upon certain representations made by the Company and the Operating Partnership as to certain relevant factual matters, including matters related to the organization, expected operation, and assets of the Company, the Operating Partnership and the Subsidiary Entities. The Company's qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code and described in the Prospectus with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its dividends to shareholders, and the diversity of its share ownership. Hogan & Hartson L.L.P. will not review the Company's compliance with these requirements on a continuing basis. No assurance can be given that the actual results of the operations of the Company, the Operating Partnership, and the Subsidiary Entities, the sources of their income, the nature of their assets, the level of the Company's dividends to shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

     In any year in which the Company qualifies as a REIT, generally it will not be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to shareholders. This treatment substantially eliminates the "double taxation" (at both the corporate and shareholder levels) that generally results from the use of corporate investment vehicles. The Company may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

     If the Company should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which it fails the 75% or the 95% test, multiplied by a fraction intended to reflect its profitability. The Company will also be subject to a tax of 100% on net income from any "prohibited transaction," as described below. In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company may also be subject to the corporate "alternative minimum tax," as well as tax in certain situations and on certain transactions not presently contemplated. The Company will use the calendar year both for Federal income tax purposes and for financial reporting purposes.

     In order to qualify as a REIT, the Company must meet, among others, the following requirements:

     Share Ownership Test. Shares of beneficial interest of the Company must be held by a minimum of 100 persons for at least, approximately, 92% of the days in each taxable year subsequent to 1993. In addition, at all times during the second half of each taxable year subsequent to 1993, no more than 50% in value of the shares of beneficial interest of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals. The Company believes that it has satisfied both of these tests, and it believes it will continue to do so. In order to help comply with the second of these tests, the Company has placed certain restrictions on the transfer of the Common Shares and Preferred Shares that are intended to prevent further concentration of share ownership.

     Asset Tests. At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by any combination of interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and certain government securities. Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed either (i) 5% of the value of the Company's total assets as to any one issuer, or (ii) 10% of the outstanding voting securities of any one issuer. Where the Company invests in a partnership, it will be deemed to own a proportionate share of the partnership's assets. The Company's investment in the Properties through its interest in the Operating Partnership will constitute qualified assets for purposes of the 75% asset test.

     The Operating Partnership owns none of the voting stock, but owns 100% of the non-voting stock of each of the Management Corps. By virtue of its partnership interest in the Operating Partnership, the Company is deemed to own its pro rata share of the assets of the Operating Partnership, including the stock of the Management Corps. as described above. The Operating Partnership has not and will not own more than 10% of the voting securities of the Management Corps. In addition, based upon its analysis of the estimated value of the stock of the Management Corps. owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the stock of each Management Corp. held by the Operating Partnership has not exceeded and does not exceed 5% of the total value of the Company's assets. No independent appraisals, however, have been obtained to support this conclusion. This 5% limitation must be satisfied not only on the date that the Company first acquired stock of a Management Corp., but also at the end of each quarter in which the Company increases its interest in either of the Management Corps. (including as a result of increasing its interest in the Operating Partnership as the holders of OP Units exercise their exchange rights). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Management Corps.

     The Company's indirect interests as a general partner in the Financing Partnerships are held through the QRS Corporations, each of which is organized and operated as a "qualified REIT subsidiary" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT. Instead, all assets, liabilities and items of income, deduction and credit of each QRS Corporation will be treated as assets, liabilities and items of the Company. Each QRS Corporation therefore will not be subject to Federal corporate income taxation, although it may be subject to state or local taxation. In addition, the Company's ownership of the voting stock of each QRS Corporation will not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

     Gross Income Tests. There are three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership.

     1. The 75% Test. At least 75% of the Company's gross income for each taxable year must be "qualifying income." Qualifying income generally includes
(i) rents from real property (except as modified below); (ii) interest on obligations collateralized by mortgages on, or interests in, real property;
(iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its shares (including the Securities offered hereby) during the one-year period following the receipt of such new capital.

     Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the

75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant."


     The Company, through the Management Partnerships, provides certain services with respect to the Properties and any newly acquired multifamily residential properties. The Company believes that the services provided by the Management Partnerships are usually or customarily rendered in connection with the rental of space for occupancy only, and therefore that the provision of such services has not caused, and will not in the future cause the rents received with respect to the Properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests.


     2. The 95% Test. At least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends (including the Company's share of dividends paid by the Management Corps.) and interest on any obligations not collateralized by an interest in real property and any payments made on behalf of the Company by a financial institution pursuant to a rate protection agreement will be included as qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% test. For purposes of determining whether the Company complies with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain dealer property held by the Company for at least four years and excluding foreclosure property.


     The Company's investment in the Properties, through the Operating Partnership, in major part gives rise to rental income qualifying under the 75% and 95% gross income tests. Gains on sales of the Properties or of the Company's interest in the Operating Partnership will generally qualify under the 75% and 95% gross income tests. The Company believes that the income on its other investments, including its indirect investment in the Management Corps., has not resulted in the Company failing the 75% or 95% gross income test for any year, and the Company anticipates that this will continue to be the case.


     Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, the Company, however, will still be subject to a 100% tax based upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year, less certain adjustments.


     3. The 30% Test. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions), (ii) stock or securities held for less than one year, and (iii) property in a prohibited transaction. The Company has not had and does not anticipate that it will have any substantial difficulty in complying with this test.


     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to make dividend distributions (other than capital gain dividends) to its shareholders each year in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.


     The Company has made and intends to continue to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% dividend requirement, due to the payment of principal on debt or to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand. To avoid any problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement.


     Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be required and, if made, will not be deductible by the Company. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost.


Tax Aspects of the Company's Investments in Partnerships

     General. The Company holds direct or indirect interests in the Operating Partnership, the Management Partnerships and certain Financing Partnerships (each individually a "Partnership" and, collectively, the "Partnerships"). The Company believes that each of the Partnerships qualifies as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If any of the Partnerships were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the asset tests and possibly the income tests (see "Federal Income Tax Considerations--Taxation of the Company--Asset Tests" and "--Gross Income Tests"), and in turn would prevent the Company from qualifying as a REIT.

     Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the 69 Properties contributed at the time of the IPO (the "Initial Properties")) must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value and the adjusted tax basis of contributed property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Initial Properties). Consequently, the Operating Partnership partnership agreement (as well as the Financing Partnerships agreements) requires such allocations to be made in a manner consistent with Section 704(c). As a result, certain limited partners of the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Partnerships of the contributed assets (including certain of the Initial Properties). These allocations will tend to eliminate the Book-Tax Difference over the life of the Partnerships. However, the special allocation rules of Section 704(c) as applied by the Company do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Partnerships will cause the Company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements."


     Sale of the Properties. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Federal Income Tax Considerations--Taxation of the Company-- Gross Income Tests--The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Partnerships have held and intend to continue to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties and other multifamily residential properties and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

Taxation of Taxable Domestic Shareholders


     General. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders, with respect to their Securities out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for shareholders that are corporations. For purposes of determining whether distributions on the Securities are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Preferred Shares and second to the Common Shares. There can be no assurance, however, that the Company will have sufficient earnings and profits to cover distributions on the Preferred Shares. Dividends that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its Securities. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. For a discussion on the manner in which that portion of any dividends designated by the Company as capital gains dividends will be allocated among the holders of Preferred Shares and Common Shares, see "Description of Shares of Beneficial Interest--Preferred Shares--Distributions." To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's Securities by the amount of such distribution (but not below zero), with distributions in excess of the shareholder's tax basis taxable as capital gains (if the Securities are held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.


     In general, any loss upon a sale or exchange of Securities by a shareholder who has held such Securities for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company received by such shareholder are required to be treated by such shareholder as long-term capital gains.


     Additional Tax Consequences for Holders of Preferred Shares and Depositary Shares. If the Company offers one or more series of Preferred Shares or Depositary Shares, then there may be additional tax consequences for the holders of such Preferred Shares or Depositary Shares. For a discussion of any such additional consequences, see the applicable Prospectus Supplement.


Taxation of Tax-Exempt Shareholders

     Most tax-exempt employees' pension trusts are not subject to Federal income tax except to the extent of their receipt of "unrelated business taxable income" as defined in Section 512(a) of the Code ("UBTI"). Distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Securities with "acquisition indebtedness" within the meaning of the Code and the Securities are not otherwise used in an unrelated trade or business of the tax-exempt entity. In addition, for taxable years beginning on or after January 1, 1994, certain pension trusts that own more than 10% of a "pension-held REIT" must report a portion of the distribution that they receive from such a REIT as UBTI. The Company has not been and does not expect to be treated as a pension-held REIT for purposes of this rule.


Taxation of Foreign Shareholders

     The following is a discussion of certain anticipated U.S. Federal income tax consequences of the ownership and disposition of Securities applicable to Non-U.S. Holders of such Securities. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only.


     Distributions From the Company. 1. Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company or of the Operating Partnership and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by an applicable treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of Securities. In cases where the dividend income from a Non-U.S. Holder's investment in Securities is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).


     2.  Non-Dividend Distributions.   Distributions by the Company which are
not dividends out of the earnings and profits of the Company will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of the Company's current and accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the Service if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.


     3. Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") such as the Properties beneficially owned by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder that is not entitled to treaty exemption.


     Dispositions of Securities. Unless Securities constitute a USRPI, a sale of Securities by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The Securities will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its Securities is held directly or indirectly by Non-U.S. Holders. The Company believes that it has been and anticipates that it will continue to be a domestically controlled REIT, and therefore that the sale of Securities will not be subject to taxation under FIRPTA. Because the Securities will be publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT. If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of Securities generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the Securities are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and (ii) the selling Non-U.S. Holder held 5% or less of the Company's outstanding Securities at all times during a specified testing period.


     If gain on the sale of Securities were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of Securities could be required to withhold 10% of the purchase price and remit such amount to the Service. Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in Securities is effectively connected with a U.S. trade or business conducted by such Non-U.S. Holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.


Other Tax Considerations

     The Management Corps. A portion of the cash to be used by the Operating Partnership to fund distributions to its partners, including the Company, is expected to come from the Management Corps. through payments of dividends on the non-voting stock of the Management Corps. held by the Operating Partnership.
The Management Corps. pay Federal and state income tax at the full applicable corporate rates. The Management Corps. will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that the Management Corps. are required to pay Federal, state or local taxes, the cash available for distribution by the Company to shareholders will be reduced accordingly.


     State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the shares of beneficial interest of the Company.

                             PLAN OF DISTRIBUTION


     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.


     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.


     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.


     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except
(i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by Contracts.


     Certain of the underwriters and their affiliates may engage in transactions with and perform services for the Company and its Subsidiaries in the ordinary course of business.

                                    EXPERTS


     The Consolidated Financial Statements incorporated in this Prospectus by reference to the Company's Annual Report (Form 10-K, as amended by Form 10-K/A) for the year ended December 31, 1996; the Combined Statement of Revenue and Certain Expenses of the 1996 Acquired Properties and Probable Properties for the year ended December 31, 1995, appearing in the Current Report of the Company on Form 8-K, as amended by Form 8-K/A, dated May 23, 1996; and the Combined Statement of Revenue and Certain Expenses of the 1996 Acquired Properties for the year ended December 31, 1995, appearing in the Current Report of the Company on Form 8-K/A, dated November 15, 1996; have all been audited by Ernst & Young LLP, independent auditors, and the consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K, as amended by Form 10-K/A) for each of the two years in the period ended December 31, 1995, have been audited by Grant Thornton LLP, independent auditors, as set forth in their respective reports thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


                                 LEGAL MATTERS


     The legality of the Securities offered hereby will be passed upon for the Company by Rosenberg & Liebentritt, P.C., Chicago, Illinois. Rosenberg & Liebentritt, P.C. will rely on Hogan & Hartson L.L.P., Washington, D.C., as to certain matters of Maryland law. Certain federal income tax matters described under "Federal Income Tax Considerations" will be passed on for the Company by Hogan & Hartson L.L.P. With respect to any underwritten offering of Securities, certain legal matters will be passed upon for the underwriters by Hogan & Hartson L.L.P. Hogan & Hartson L.L.P. from time to time provides services to the Company and other entities controlled by Mr. Zell.


     Sheli Z. Rosenberg, a principal of Rosenberg & Liebentritt, P.C., is a trustee of the Company. The Company incurred legal fees to Rosenberg & Liebentritt, P.C. of approximately $725,000 in 1996 and, through March 31, 1997, approximately $200,000 in 1997. Attorneys of Rosenberg & Liebentritt, P.C. beneficially own less than 1% of the outstanding Common Shares, either directly or upon the exercise of options.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS SUPPLE-MENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DE-LIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUP-PLEMENT OR IN THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

                             PROSPECTUS SUPPLEMENT

The Company...............................................................  S-3
The Offering..............................................................  S-5
Recent Developments.......................................................  S-6
Use of Proceeds...........................................................  S-7
Capitalization............................................................  S-8
Selected Financial and Operating Information..............................  S-9
Business and Properties................................................... S-11
Description of Series D Preferred Shares and Depositary Shares............ S-13
Certain Federal Income Tax Considerations................................. S-16
Price Range of Common Shares and Distributions............................ S-17
Underwriting.............................................................. S-18
Legal Matters............................................................. S-19

                                  PROSPECTUS

Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    4
Risk Factors..............................................................    5
Use of Proceeds...........................................................    9
Description of Shares of Beneficial Interest..............................    9
Description of Depositary Shares..........................................   16
Ratios of Earnings to Combined Fixed Charges and Preferred Share
 Distributions............................................................   19
Federal Income Tax Considerations.........................................   19
Plan of Distribution......................................................   26
Experts...................................................................   27
Legal Matters.............................................................   27

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                               7,000,000 SHARES

                                     LOGO

                               DEPOSITARY SHARES
                                     EACH
                            REPRESENTING 1/10 OF AN
                           8.60% SERIES D CUMULATIVE
                         REDEEMABLE PREFERRED SHARE OF
                BENEFICIAL INTEREST (PAR VALUE $0.01 PER SHARE)
                     (LIQUIDATION PREFERENCE EQUIVALENT TO
                         $25.00 PER DEPOSITARY SHARE)

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

                              MERRILL LYNCH & CO.

                               SMITH BARNEY INC.

                           PAINEWEBBER INCORPORATED

                      PRUDENTIAL SECURITIES INCORPORATED

                                 MAY 16, 1997

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